
10012790

exploration 09

annual report

GranTierra
energy inc.



Gran Tierra Energy was formed to capitalize on the expertise, experience and strategic relationships of the management team to build substantial value and a record of success in South America. Our mission is to create value, sensibly and aggressively, in oil and gas exploration and production.

turning 3.0 MMBO[1] into

22.1 MMBO

net proved reserves in 2009

[1] Net proved reserves in 2006

Consolidated results of operations	Millions of U.S. dollars		
	2009	**2008**	% Change
Oil and natural gas sales	$262.6	$112.8	133
Interest	1.1	1.2	(11)
Total revenue	**263.7**	**114.0**	**131**
Operating expenses	40.8	19.2	112
Depletion, depreciation and accretion	135.9	25.7	428
General and administrative expenses	28.8	18.6	55
Other	19.9	6.1	218
Total expenses	**225.4**	**69.6**	**224**
Income before income taxes	38.3	44.4	(14)
Income taxes	(24.4)	(20.9)	16
Net income	$13.9	$23.5	(41)
Consolidated statements of cash flow			
Net cash provided by operating activities	$165.5	$109.7	51
Net cash provided by (used in) investing activities	(76.4)	27.1	(381)
Net cash provided by financing activities	4.9	21.8	(77)
Net increase in cash and cash equivalents	$94.0	$158.6	(41)
Consolidated balance sheets			
Cash and cash equivalents	$270.8	$176.8	53
Other current assets	50.0	18.2	173
Total oil and gas properties	709.6	765.1	(7)
Other long-term assets	113.4	112.5	1
Total assets	**1,143.8**	**1,072.6**	**7**
Current liabilities	105.6	62.2	70
Deferred tax liability — long-term	217.5	214.2	2
Other long-term liabilities	4.3	4.3	0
Total liabilities	**327.4**	**280.7**	**17**
Total shareholders' equity	**816.4**	**791.9**	**3**
Total liabilities and shareholders' equity	**$1,143.8**	**$1,072.6**	**7**
Production (net of royalties)			
Oil and natural gas liquids (BO)	4,621,546	1,328,145	248
Natural gas (mcf)	49,028	14,559	237
Total production (boe) [2, 3]	**4,629,717**	**1,330,572**	**248**

[2] Gas volumes are converted to barrels of oil equivalent ("boe") at the rate of six thousand cubic feet ("mcf") of gas per barrel of oil based upon the approximate relative values of natural gas and oil. Natural gas liquid ("NGL") volumes are converted to boe on a one-to-one basis with oil.

[3] Production represents production volumes adjusted for inventory changes.

highlights


Total revenue and interest
($millions)
300
200
100
0
07
08
09

$264MM

Revenue and interest increased by 131% to $263.7 million compared with $114 million in 2008. The increase was primarily a result of increased production from the continued development of the Costayaco field in the Chaza Block in Colombia.


Income
($millions)
25
20
15
10
5
0
-5
-10
07
08
09

$14MM

Net income was $13.9 million compared with net income of $23.5 million for the same period in 2008. A foreign exchange loss of $19.8 million, of which $19.5 million is an unrealized non-cash foreign exchange loss, an increase of $110.1 million in depletion, depreciation and accretion expense, higher operating and general and administrative expenses, and increased income tax expense, more than offset the higher oil revenues in 2009.


Cash from operations
($millions)
200
150
100
50
0
07
08
09

$165MM

Cash from operations increased to $165.5 million compared with $109.7 million from Gran Tierra Energy's 2008 operations. The Company ended 2009 with cash and cash equivalents of $270.8 million compared with $176.8 million in 2008. Gran Tierra Energy remains debt free.

overview

exploration blocks

6.1MM
gross acres

Exploration blocks



06
07
08
09

proved reserves

22.1MM
BO

Proved reserves
(millions BO)



06
07
08
09

production

14-16M
BOPD[4]

Production
(millions BOPD)



06
07
08
09

[4] Management's 2010 estimate



production
bopd NAR
11,738
924
12,662
exploration & development
$millions
129
41
24
194
business development
$millions
2.4
Colombia
Brazil
Peru
Argentina

Gran Tierra Energy established a business development office in Brazil during August 2009. The Company is currently undertaking the evaluation of a variety of exploration and development new venture opportunities.

Current production is approximately 14,800 bopd NAR. Approximately 14,000 bopd NAR production from Colombia and approximately 800 bopd NAR production from Argentina. The Company anticipates that production will be maintained at between 14,000 to 16,000 bopd NAR for the balance of 2010, excluding exploration success.

The approved 2010 budget includes the drilling of seven exploration wells in Colombia, four exploration wells in Peru and re-entry and sidetracking of a well in Argentina. The budget also includes funds for 2D and 3D seismic acquisition programs in Colombia, Peru, and Argentina in preparation for 2011 drilling and facility upgrades in Colombia and Argentina.

production

Colombia

In the Putumayo Basin, Gran Tierra Energy is the number one land holder, reserve holder, and producer. The Company has interests in seven blocks that cover 384,328 net acres. During 2009, Gran Tierra Energy grew production to 11,738 bopd NAR from 2,965 bopd NAR in 2008. A significant milestone was attained ahead of schedule in August 2009 when the Costayaco Field attained plateau production of 19,000 barrels of oil per day gross, or approximately 13,000 barrels of oil per day net after royalty.

296% increase in average daily production (net after royalty compared with 2008)



Eastern Cordillera
Chaza
Costayaco
Azar
Guayuyaco & Santana
Piedemonte Norte
OTA export pipeline
Orito
Piedemonte Sur
Putumayo Basin
Santana Oil Sales Point
Rumiyaco
Ecuador
100
0
GTE Working Interest


11,738

BOPD NAR

21

MMBO proved reserves

35.2

MMBO (Proved + Probable + Possible)

15

wells


924
BOPD NAR
1.3
MMBO proved reserves
4.2
MMBO (Proved + Probable + Possible)
6
net wells

production

Argentina

Gran Tierra Energy is the largest exploration land holder in the Noroeste Basin, with an interest in seven blocks encompassing 1.6 million acres of land (1.3 million net acres). The Company increased production to 924 bopd NAR from 664 bopd NAR in 2008 from six producing net wells.

39% increase in average daily production (net after royalty compared with 2008)


Ipaguazu
Nacatimbay
Bolivia
Santa Victoria
Paraguay
Tartagal Oeste (Palmar Largo)
Palmar Largo
Valle Morado
Balbuena Este (Palmar Largo)
Chivil
Surubi
El Vinalar
100
0
GTE Working Interest
Oil Well
Gas Well
30 km



With our Colombian resources nearly fully developed, Gran Tierra Energy is returning to its roots by focusing on growing reserves through exploration. The Company will be undertaking our largest capital program in company history with a planned capital budget of $194 million. This program includes seven exploration wells in Colombia, four exploration wells in Peru, and one delineation well in Argentina.

looking for

169 MMBO risked resource potential

strategy

$194MM capital program

cash on hand

$271MM

Gran Tierra Energy's balance sheet improved dramatically through the year; at year-end, we reported cash and cash equivalents of $271 million and no debt. This cash balance provides the opportunity to acquire under-developed assets and continue our strategy of growth through the drill bit.

cash from operations

$165MM

The combination of a strong balance sheet, cash on hand, and cash flow from operations leaves us well capitalized to fund further exploration and development activities.

exploration risk/reward



Net risked prospective resource potential
(MMBO)
150
120
90
60
30
0
146
23
Colombia
1 in 3 chance
of success
Peru
1 in 10 chance
of success

169MM

net risked prospective resource

We believe in exploration! We believe that we can generate higher returns for our shareholders by aggressively investing in exploration. Our history bears out this confidence.


capital program funds per country
national overall production
BOPD (000s)
income tax rates
%
Colombia
Peru
Brazil
Argentina
618
33
120
30
1,899
34
682
35
Colombia
$129MM
Peru
$41MM
Argentina
$24MM
Brazil
$2.4MM
7
exploration wells providing near-term oil growth potential
4
exploration wells high-risk high-reward oil exploration concept
1
sidetrack well evaluating gas potential
New business development: exploration and development new venture opportunities

strategy 2010

capital program

Colombia

$129MM



Peru

$41MM



Argentina

$24MM



Brazil

$2.4MM



Well	2010 Q1	Q2	Q3	Q4
Moqueta-1		•		
Taruka-1		•		
La Vega Este-1			•	
La Vega Sur-1				•
Nabueno-1			•	
Rumiyaco-1				•
Rio-Blanco-1				•

Exploration

23 MMBO risked resource potential

The focus of our 2009 capital program was to further develop the Costayaco field. With that development work nearly complete, we are turning our attention to the potential of the broader Putumayo Basin. The majority (66%) of the 2010 capital spending in Colombia is associated with exploration, which includes the drilling of seven exploration wells plus a seismic acquisition program in six blocks to prepare for drilling opportunities in 2011. In addition, we plan to spend approximately $47 million on development related activities, which includes drilling one water injector well in the Costayaco field and several infrastructure improvements.

Well	2010 Q1	Q2	Q3	Q4
Expl-1		•		
Expl-2		•		
Expl-3			•	
Expl-4			•	

146 MMBO risked resource potential

Gran Tierra Energy has entered the second exploration period of both blocks 122 and 128 on the eastern flank of the Marañon Basin of northern Peru. It has identified more than 24 leads based on interpretation of a 20,000 linear kilometre airborne gravity and magnetic survey completed over the blocks in 2008. An environmental and social impact assessment has been completed in preparation for initiating a 554 kilometre 2D seismic acquisition survey beginning in the second quarter of 2010 over the principal leads identified on the two blocks.

Well	2010 Q1	Q2	Q3	Q4
VM.x-1001			•	

35 BCF NAR 3P reserves

Gran Tierra Energy's planned work program for 2010 consists of a re-entry and sidetrack of one well in the Valle Morado block, seismic acquisition in the Santa Victoria block, facilities upgrades, and well workovers. In the Valle Morado block, a re-entry and sidetrack of the VM.x-1001 well is scheduled for Q3 2010, for an estimated cost of $15 million. The sidetrack well is being drilled to test the resource potential discovered by the VM.x-1001 well. Existing pipeline and gas processing plant capacity is capable of handling 30 MMSCF/day.

Brazil has established a regulatory framework to attract significant oil and gas investment, which has resulted in a substantial increase in production and reserves. To maximize this opportunity, Gran Tierra Energy has assembled an experienced professional staff with a proven track record of success in Brazil which we believe will provide an active platform for future growth. That effort was initiated in September 2009, with the opening of an office in Rio de Janeiro and the appointment of Júlio César Moreira as President of the Brazil business unit.

exploration

Colombia

After the discovery and subsequent development of the Costayaco field, Gran Tierra Energy reached its production target of 19,000 bopd gross ahead of schedule in August 2009. The bulk of Gran Tierra Energy's 2009 resources were dedicated to further developing the Costayaco field. In 2010, we have plans to further explore the Putumayo basin with a seven well exploration program along with seismic acquisition to prepare for additional drilling opportunities in 2011 on our seven blocks in the basin.

12	blocks
753,376	net acres
40km	2D seismic planned/2010
425km²	3D seismic planned/2010
7	exploration wells planned/2010


Moqueta-1
Chaza block
Rio Blanco-1
Piedemonte Norte block
Costayaco
La Vega Sur-1
Azar block
OTA
Pipeline
Nabueno-1
Guayuyaco block
La Vega Este-1
Azar block
Taruka-1
Piedemonte Sur
Orito
Colombia
50 km
Rumiyaco-1
Rumiyaco block
Ecuador



exploration

Peru

Mountains, basin, arch. Three relatively simple geological ingredients that, in combination, have led to some of the largest hydrocarbon deposits around the world. Experience has shown that oil, migrating outwards from a basin, accumulates on adjacent arches like Prudhoe Bay, Alaska, and the Oil Sands in Alberta. We obtained our blocks in 2008 along the top of the Iquitos Arch in Northern Peru, an area which we believe has potential for major hydrocarbon accumulations from oils migrating from the adjacent Marañon Basin.

2	blocks
3.4MM	net acres
500km	2D seismic planned/2010
4	exploration wells planned/2010


Ecuador
Colombia
Iquitos Arch
122
GTE
128
GTE
Marañon
Brazil
100 km
Arch
Basin
Oil Formation



evaluation

Argentina

Gran Tierra Energy's 2009 Argentina program consisted of conducting nine workovers of existing producing wells along with facility upgrades. With the 2008 introduction of revised tax policy and regulation, Argentina became a more challenging investment environment. Nevertheless, recent improvements in natural gas price contracts have renewed optimism. In 2010, Gran Tierra Energy is planning a $23 million capital program. Of this, $15 million is dedicated to the Valle Morado block to drill a re-entry and sidetrack of the VM.x-1001 well, a gas discovery in northern Argentina that had previously been put on production but subsequently shut-in.

7	blocks in Argentina
1.3M	net acres
200km	2D seismic planned/2010
150km²	3D seismic planned/2010
1	sidetrack well planned/2010



3D Seismic Map
VM.X-1001
3D seismic line
Valle Morado
X-1001
West
East

opportunity

Brazil

Gran Tierra Energy has assembled a team of professionals, with a proven track record and extensive experience in Brazil to pursue exploration and production opportunities. The Brazil team will coordinate business development activities targeted at capturing high quality exploration and production in the onshore and shallow water offshore areas of Brazil. These opportunities may include new bid round acreage, production enhancement on acreage that may be acquired with pre-existing operations, farm-in opportunities, and M&A transactions.

proven >20 petroleum basins
stable legal system
attractive fiscal terms
proven track record Brazil management team



Offshore basins
1. Foz do Amazonas Basin
2. Para-Maranhoa Basin
3. Barreirinhas Basin
4. Piaui-Ceara Basin
5. Potiguar Basin
6. Paraiba Basin
7. Pernambuco Basin
8. Sergipe-Alagoas Basin
9. Reconcavo Basin
10. Alamada-Camamu Basin
11. Espirito Santo Basin
12. Campos Basin
13. Santos Basin
14. Pelotas Basin



The name Gran Tierra (Great Earth) embodies what we believe is possible. We are committed to making each of the regions we touch better places to live and work. We believe in building strong relationships that result in tangible benefits to the community today and for generations to come. Having doubled our financial commitment to social programs in 2009, we will continue to work closely with communities, government and non-government agencies in Colombia, Peru and Argentina to ensure our operations are sustainable.

supporting


$14MM

supporting

Colombia

Gran Tierra Energy has operated in Colombia since 2006. In 2009, we spearheaded community investment programs focused on four key areas:

Sustainability. Investing in livestock and agricultural practices

Education. Funding scholarships for higher education and technological training and providing basic school supplies for primary school students

Infrastructure. Physical improvements in healthcare and education facilities as well as roads, housing and electrical service

Social Welfare. Supporting cultural events, training shops and preservation of the identity of ethnic minorities

19 projects

projects



26% sustainability
26% education
32% infrastructure
16% social welfare





programs, activities, and accomplishments

Gran Tierra Energy supports economic benefit in the communities in which the Company operates by employing local oil and gas professionals, which ensures relevant experience remains in the region.

In 2009, Gran Tierra Energy employed nearly 190 skilled personnel and more than 650 unskilled personnel in five municipalities in two departments in Colombia. The Company offered more than 200 hours of work-related training courses attended by employees as well as the local community. Gran Tierra Energy spent nearly US$6 million with local contractors in 2009.

supporting

Peru

Gran Tierra Energy is eager to begin working with the local communities in Peru with the initiation of operations in 2010. We are establishing working relationships with the communities based on respect for their cultures and support for their development. In a short period, we have established a comprehensive group of seven programs that we anticipate will create lasting benefits for the local community.

120 Communities

projects


20% sustainability
40% education
40% social welfare





programs, activities, and accomplishments

Our initial programs are geared towards earning the trust and respect of regional stakeholders. These programs start with the hiring of local people and utilizing local businesses. Our education initiatives are focused on generating qualified workers and supporting schools and trade programs at a variety of levels, as well as conservation in the community. Our healthcare program is focused on disease prevention and early detection while promoting improvements in the general health of local residents.

letter to shareholders

Throughout 2009, we made significant progress towards positioning Gran Tierra Energy's portfolio of assets to provide profitable, long-term growth for the future. The foundation has now been established with significant cash flow being generated that will fund future exploration and development activities. In Colombia, we attained plateau production in the Costayaco field, which will be providing the cash flow to execute our exploration and development programs in 2010 and the years to follow. In Peru, consultations with communities in the region have concluded and the environmental impact assessments for Blocks 122 and 128 were submitted to the Peruvian government for review and approval. We made progress in Argentina through the workover of producing wells, contributing to the Company's production base. In September 2009, Gran Tierra Energy announced the opening of an office in Brazil and subsequently assembled a seasoned team with a proven track record and the necessary experience to support this business development initiative.

Establishing a foundation for future growth

We reached a number of significant milestones in 2009, most notably, achieving record average annual production of 12,662 barrels of oil per day (bopd), a 248% increase in average daily oil production from 2008, both net after royalty (NAR). This included record levels of production from our operations in both Colombia and Argentina. The majority of the production growth was due to the continued development of the Costayaco field in the Chaza Block in Colombia, where Gran Tierra Energy has a 100% working interest. In addition to the production growth, we reported strong improvements in proved reserves which reached a record 22.1 million barrels of oil (MMBO), net after royalty, after producing 4.6 million barrels of oil during 2009, effectively replacing 163% of reserves.

Our successful development programs, allowed us to post significant revenue growth. Revenue and interest increased by 131% to a record $263.7 million, compared with $114 million in 2008. Cash flow from operations of $165.5 million in 2009 contributed to our enviable, debt free balance sheet with record cash and cash equivalents of $270.8 million at December 31, 2009.

Colombia continues to provide exploration upside in an attractive fiscal and operating environment

As a team, we delivered on our strategic objective for Colombia, through the development of the Costayaco field. We reached our plateau production target of 19,000 bopd gross ahead of schedule in August 2009. The field is now the primary production and cash flow contributor for the Company. We invested heavily in 2009 to attain this milestone, which included drilling development wells and building support facilities, crude gathering lines, water lines, two pumping stations and storage batteries. We also successfully negotiated three new exploration licenses during the year, with two of the blocks on the same geological trend as the Costayaco field. Considerable effort was expended on advancing the prospectivity of our exploration lands in Colombia in 2009, resulting in the budgeting of seven exploration wells for 2010, our largest ever exploration program.

Peru is opportunity rich, with tremendous growth potential

In Peru, we expanded our environmental and social impact assessments on Blocks 122 and 128 in the Marañon Basin of northeastern Peru to include stratigraphic test drilling in 2010, with the intent to expedite the exploration process. The environmental impact assessments for both blocks have been submitted to the Peruvian government for review and approval, and we anticipate approval of both in the second quarter of 2010. These assessments are in preparation for a 500 kilometre 2D seismic survey in 2010 to be acquired over 16 principal leads among the 24 leads identified on the two blocks. Stratigraphic test drilling on up to four prospects is expected to take place in 2010. In addition, we have the results from a pre-feasibility engineering field development study that was completed in 2009 to assist with planning, in the event a commercial discovery is made in 2010.

Leveraging Argentina gas potential

Gran Tierra Energy made modest capital expenditures in Argentina in 2009. Operations in the area consisted of conducting nine workovers of existing producing wells along with facility upgrades. Even with this limited activity, we were able to grow production to a record 924 bopd net after royalty for the year. With the 2008 introduction of revised tax policy and regulation, Argentina became a more challenging investment environment. Nevertheless, recent improvements in natural gas price contracts have renewed optimism. In 2010, Gran Tierra Energy is planning a $23 million capital program, with $15 million dedicated to drill a re-entry and sidetrack of the VM.x-1001 discovery well in the Valle Morado gas field.

Achieving record average annual production of 12,662 barrels of oil per day (BOPD), a 248% increase in average daily oil production from 2008.

Opening doors in Brazil

In September 2009, Gran Tierra Energy announced the opening of an office in Rio de Janeiro and subsequently appointed Júlio César Moreira as President of the Brazil business unit. In addition, the Company has assembled a team of professionals with extensive Brazilian experience to pursue future opportunities. The Brazil team will coordinate business development activities focused on capturing high quality exploration and production opportunities in the onshore and offshore areas of Brazil. These opportunities may include new bid round acreage, production enhancement on acreage with pre-existing production operations, farm-in opportunities, and M&A transactions.

Having more than doubled our financial commitments to social programs in 2009, we continue to work with stakeholders in Colombia, Peru and Argentina to ensure the long-term sustainability of our host communities.

In an effort to attract global oil and gas players, Brazil has established a new regulatory framework to attract significant investment, which has resulted in a substantial increase in production and reserves. According to Petrobras, more than nine billion barrels of oil equivalent have been discovered in more than 50 new oil and natural gas fields. According to the BP Statistical Review of World Energy, Brazil has one of the fastest growing reserve bases in the world. With an experienced, professional staff with a proven track record of success in Brazil, Gran Tierra Energy is well positioned to act on emerging business development opportunities in the region.

Caring for communities

At Gran Tierra Energy, we remain committed to building strong community relationships as part of our commitment to stakeholders and for future generations in the regions where we operate. Having more than doubled our financial commitments to social programs in 2009, we continue to work with stakeholders in Colombia, Peru and Argentina to ensure the long-term sustainability of our host communities.

In Colombia, we focus our hiring and contracting in the local communities whenever possible, and provide training to our employees to improve their capabilities. We support sustainable livestock and agricultural farming initiatives, and provide school supplies for primary schools as well as scholarships for higher education. In addition, we support infrastructure projects and cultural and health initiatives in the local communities. In Peru, we continue to establish working relationships advocating respect and support for community development in the areas of our pending operations. In Argentina, we have assisted with local infrastructure support and are currently evaluating a sustainable farming initiative.

We believe in the importance of a strong relationship with local communities and a respect for the environment in which we operate; all of which is embodied in the name Gran Tierra (Great Earth).

A record 2010 capital program fully funded through internally generated cash flow; preparing for 2011

Gran Tierra Energy is a successful growth story — our 2010 capital program of $195 million, which is the largest capital program in the Company's history, is a reflection of our intent to continue that growth. In 2010, we are embarking on the largest exploration drilling program of our history. In Colombia, we have budgeted $129 million, which includes the drilling of seven exploration wells with an estimated net risked prospective resource potential of 23 million barrels of oil. In Peru, we have budgeted $41 million, which includes the drilling of up to four wells. While the probability of success in Peru is lower than Colombia, the resource potential is significantly larger with analogous pools worldwide, yielding some of the world's largest hydrocarbon accumulations. An internal evaluation of our land in Peru indicates a net risked resource potential of 146 million barrels of oil.

While the probability of success in Peru is lower than Colombia, the resource potential is significantly larger with analogous pools worldwide, yielding some of the world's largest hydrocarbon accumulations.

Gran Tierra Energy's Argentina program of $24 million includes sidetracking the VM.x-1001 discovery well in the Noroeste basin in the northern part of the country to evaluate the gas potential of a shut-in gas field that already has infrastructure in place to handle approximately 30 million cubic feet of gas per day. This well could lead to a material shift in reserves and production if successful.

In addition to our 2010 exploration drilling program described above, the 2010 budget also includes capital for new 2D and 3D seismic acquisition programs in Colombia, Peru and Argentina as part of efforts to advance development of our land and prepare for additional exploration drilling in 2011. With an extensive land base and ongoing new business development initiatives, we expect to continue "high-grading" our exploration portfolio, drilling the best prospects in this portfolio, and developing those fields that are discovered, for many years to come.

Over the last five years we have successfully built a solid foundation of land, reserves, production and cash flow, improving our exploration portfolio to create additional value for all our stakeholders. We continue to explore for exciting organic growth initiatives on our existing land, complemented by the pursuit of new venture opportunities. We continue to see the benefit from the Company's oil weighted production profile as commodity prices have strengthened on renewed optimism for a sustained global economic recovery. Our prudent approach to financial management, coupled with our experience in finding and developing new oil fields, has served shareholders well through a challenging economic environment, and we plan to continue this success into the future. I would like to take the opportunity to thank the tremendous team we have assembled at Gran Tierra Energy for their hard work in bringing our corporate vision to reality, and also our Board for their continued guidance. I would also like to thank all our stakeholders for their support and encouragement through a very positive year for Gran Tierra Energy.

I look forward to communicating our progress as we proceed through the coming year.

Sincerely,



Dana Coffield
President and Chief Executive Officer

table of contents

Cautionary Information Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the Securities Act) and Section 21E of the Securities Exchange Act of 1934 (the Exchange Act). All statements other than statements of historical facts included in this Annual Report including without limitation statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding our financial position, estimated quantities and net present values of reserves, business strategy, plans and objectives of our management for future operations, covenant compliance, capital spending plans and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates", "projects", "target", "goal", "plans", "objective", "should", or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that the assumptions upon which the forward-looking statements are based will prove to be correct and because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements, including, but not limited to, those set forth below and as more fully discussed in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 26, 2010. The information included herein is given as of the date of the release of this Annual Report to our stockholders, and, except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Risks Related to Our Business

- Our lack of diversification will increase the risk of an investment in our common stock.
- We may encounter difficulties storing and transporting our production, which could cause a decrease in our production or an increase in our expenses.
- Guerrilla activity in Colombia could disrupt or delay our operations, and we are concerned about safeguarding our operations and personnel in Colombia.
- Our business may suffer if we do not attract and retain talented personnel.
- Our oil sales will depend on a relatively small group of customers, which could adversely affect our financial results.
- Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.
- Our business is subject to local legal, political and economic factors which are beyond our control, which could impair our ability to expand our operations or operate profitably.
- Foreign currency exchange rate fluctuations may affect our financial results.
- Exchange controls and new taxes could materially affect our ability to fund our operations and realize profits from our foreign operations.
- Competition in obtaining rights to explore and develop oil and gas reserves and to market our production may impair our business.
- Maintaining good community relationships and being a good corporate citizen may be costly and difficult to manage.
- Our operations involve substantial costs and are subject to certain risks because the oil and gas industries in the countries in which we operate are less developed.
- Negative political and regulatory developments in Argentina may negatively affect our operations.
- The United States government may impose economic or trade sanctions on Colombia that could result in a significant loss to us.
- We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.
- We may not be able to effectively manage our growth, which may harm our profitability.

Risks Related to Our Industry

- Unless we are able to replace our reserves, and develop oil and gas reserves on an economically viable basis, our reserves, production and cash flows may decline as a result.
- We are required to obtain licenses and permits to conduct our business and failure to obtain these licenses could cause significant delays and expenses that could materially impact our business.
- Our exploration for oil and natural gas is risky and may not be commercially successful, impairing our ability to generate revenues from our operations.
- Estimates of oil and natural gas reserves that we make may be inaccurate and our actual revenues may be lower and our operating expenses may be higher than our financial projections.
- If oil and natural gas prices decrease, we may be required to take write-downs of the carrying value of our oil and natural gas properties.
- Drilling new wells and producing oil and natural gas from existing facilities could result in new liabilities, which could endanger our interests in our properties and assets.
- Our inability to obtain necessary facilities and/or equipment could hamper our operations.
- Decommissioning costs are unknown and may be substantial; unplanned costs could divert resources from other projects.
- Prices and markets for oil and natural gas are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of Gran Tierra.

Penalties We May Incur Could Impair Our Business.

- Policies, procedures and systems to safeguard employee health, safety and security may not be adequate.
- Environmental risks may adversely affect our business.
- Our insurance may be inadequate to cover liabilities we may incur.
- Challenges to our properties may impact our financial condition.
- We will rely on technology to conduct our business and our technology could become ineffective or obsolete.

Risks Related to Our Common Stock

- The market price of our common stock may be highly volatile and subject to wide fluctuations.
- Our operating results may fluctuate significantly, and these fluctuations may cause our stock price to decline.
- We do not expect to pay dividends in the foreseeable future.

Selected Financial Data

(Thousands of U.S. Dollars, Except Share and Per Share Amounts)	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Statement of Operations Data					
Revenues and other income					
Oil and natural gas sales	$ 262,629	$ 112,805	$ 31,853	$ 11,721	$ 1,059
Interest	1,087	1,224	425	352	–
Total revenues and other income	263,716	114,029	32,278	12,073	1,059
Expenses					
Operating	40,784	19,218	10,474	4,233	395
Depletion, depreciation and accretion	135,863	25,737	9,415	4,088	462
General and administrative	28,787	18,593	10,232	6,999	2,482
Liquidated damages	–	–	7,367	1,528	–
Derivative financial instruments (gain) loss	190	(193)	3,040	–	–
Foreign exchange (gain) loss	19,797	6,235	(78)	371	(31)
Total expenses	225,421	69,590	40,450	17,219	3,308
Income (loss) before income taxes	38,295	44,439	(8,172)	(5,146)	(2,249)
Income tax (expense) recovery	(24,354)	(20,944)	(295)	(678)	29
Net income (loss)	$ 13,941	$ 23,495	$ (8,467)	$ (5,824)	$ (2,220)
Net income (loss) per common share—basic	$ 0.06	$ 0.19	$ (0.09)	$ (0.08)	$ (0.16)
Net income (loss) per common share—diluted	$ 0.05	$ 0.16	$ (0.09)	$ (0.08)	$ (0.16)

Balance Sheet Data	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Cash and cash equivalents	$ 270,786	$ 176,754	$ 18,189	$ 24,101	$ 2,221
Working capital (including cash)	215,161	132,807	8,058	14,541	2,765
Oil and gas properties	709,568	765,050	63,202	56,093	7,887
Deferred tax asset—long term	7,218	10,131	1,839	444	29
Total assets	1,143,808	1,072,625	112,797	105,537	12,371
Deferred tax liability and deferred remittance tax—long term	217,528	214,210	10,567	9,876	–
Other long-term liabilities	4,258	4,251	1,986	634	68
Shareholders' equity	$ 816,426	$ 791,926	$ 76,792	$ 76,195	$ 11,039

(1) 2005 Selected Financial Data is for the period from incorporation on January 26, 2005 to December 31, 2005.

We made our initial acquisition of oil and gas producing and non-producing properties in Argentina in September 2005 for a total purchase price of approximately $7 million. Prior to that time we had no revenues. In June 2006, we acquired Argosy's assets in Colombia for consideration of $37.5 million cash, 870,647 shares of our common stock and overriding and net profit interests in certain assets valued at $1 million. In November 2008, we acquired Solana for $671.8 million through the issuance to Solana stockholders of either shares of our common stock or shares of common stock of a subsidiary of Gran Tierra Energy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report, and in particular this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Please see the cautionary language in the section entitled "Cautionary Information Regarding Forward-Looking Statement" beginning on page 33 of this Annual Report regarding the identification of and risks relating to forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements and Supplementary Data included in this Annual Report.

Overview

We are an independent international energy company incorporated in the United States and engaged in oil and natural gas acquisition, exploration, development and production. We are headquartered in Calgary, Alberta, Canada and operate in South America in Colombia, Argentina and Peru, and have a business development office in Brazil.

In September 2005, we acquired our initial oil and gas interests and properties, which were in Argentina. During 2006, we increased our oil and gas interests and property base through further acquisitions in Colombia, Argentina and Peru. We funded acquisitions of our properties in Colombia and Argentina through a series of private placements of our securities that occurred between September 2005 and February 2006 and an additional private placement that occurred in June 2006.

Effective November 14, 2008, we completed the acquisition of Solana Resources Limited ("Solana"), an international resource company engaged in the acquisition, exploration, development and production of oil and natural gas in Colombia and incorporated in Alberta, Canada. At the date of acquisition, Solana held various working interests in nine blocks in Colombia including a 50% working interest in the Chaza Block, which includes the Costayaco field, and a 35% working interest in the Guayuyaco Block, which includes the Juanambu field.

During the third quarter of 2009, we opened a business development office in Rio de Janeiro, Brazil.

The oil and gas industry has been adversely impacted by the downturn in the global economy and the decline in average crude oil prices during 2009 as compared to 2008. Although our revenue has been negatively affected by these lower oil prices, our increase in production has more than offset the impact of these adverse market conditions. We believe that our current operations and capital expenditure program can be maintained from cash flow from existing operations and cash on hand, barring unforeseen events. We also have the ability to defer or cancel portions of our capital expenditure program should our operating cash flows decline as a result of reductions in crude oil prices.

Business Strategy

Our plan is to continue to build an international oil and gas company through acquisition and exploitation of under-developed prospective oil and gas assets, and to develop these assets with exploration and development drilling to grow commercial reserves and production. Our initial focus is in select countries in South America, currently Colombia, Argentina, Peru and Brazil; other regions will be considered for future growth should those regions make strategic and commercial sense in creating additional value.

We have applied a two-stage approach to growth, initially establishing a base of production, development and exploration assets by selective acquisitions, and secondly achieving growth through drilling. We intend to duplicate this business model in other areas as opportunities arise. We pursue opportunities in countries with proven petroleum systems; attractive royalty, taxation and other fiscal terms; and stable legal systems. In the petroleum industry, geologic settings with proven petroleum source rocks, migration pathways, reservoir rocks and traps are referred to as petroleum systems.

Financial and Operational Highlights[1]

				Year Ended December 31,
	2009	% Change	2008	% Change	2007
Estimated Proved Oil and Gas Reserves, net of royalties—Millions of Barrels of Oil Equivalent	22.4	15	19.4	203	6.4
Production—Barrels of Oil Equivalent per Day	12,684	248	3,635	143	1,495
Prices Realized—Per Barrel of Oil Equivalent	$ 56.73	(33)	$ 84.78	45	$ 58.39
Revenue and Other Income ($000's)	$ 263,716	131	$ 114,029	253	$ 32,278
Net Income (Loss) ($000's)	$ 13,941	(41)	$ 23,495	377	$ (8,467)
Net Income (Loss) Per Share—Basic	$ 0.06	(68)	$ 0.19	311	$ (0.09)
Net Income (Loss) Per Share—Diluted	$ 0.05	(69)	$ 0.16	278	$ (0.09)
Capital Expenditures ($000's)	$ 88,124	89	$ 46,728	181	$ 16,625

				As at December 31,	
	2009	% Change	2008	% Change	2007
Cash & Cash Equivalents ($000's)	$ 270,786	53	$ 176,754	872	$ 18,189
Working Capital (including cash & cash equivalents) ($000's)	$ 215,161	62	$ 132,807	1,548	$ 8,058
Property, Plant & Equipment ($000's)	$ 712,743	(7)	$ 767,552	1,101	$ 63,918

(1) The Financial and Operating Highlights include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.

Financial Highlights for Year Ended December 31, 2009

- In 2009, production of crude oil (net after royalty and inventory adjustments) averaged 12,684 barrels of oil per day ("BOPD"), an increase of 248% over 2008, due mainly to production from the new development wells in the Costayaco field in the Chaza Block in Colombia where Gran Tierra has a 100% working interest subsequent to the acquisition of Solana. During the year, our production was disrupted for 56 days from damage to the Trans Andean Pipeline and a general strike at the beginning of January.
- Revenue and other income increased by 131% from 2008 due to increased production partially offset by lower oil prices.
- A foreign exchange loss of $19.8 million, of which $19.5 million is an unrealized non-cash foreign exchange loss, was recorded in 2009 primarily due to the translation of a deferred tax liability recorded on the purchase of Solana. The deferred tax liability is denominated in Colombian pesos and the devaluation of 9% in the U.S. dollar against the Colombian Peso in 2009 resulted in the foreign exchange loss.
- Oil and gas property expenditures for 2009 include further development drilling in the Costayaco field, including Costayaco-6, Costayaco-7, Costayaco-8, Costayaco-9 and Costayaco-10, facility construction in Costayaco, the drilling of the Puinaves-2 exploration well in the Guachiria Norte Block, the drilling of the Dantayaco-1 exploration well in the Chaza Block, and acquisition of 2D or 3D seismic in the Guachiria, Garibay, Rio Magdelena, Chaza, and San Pablo blocks, all in Colombia.
- Our cash position of $270.8 million (excluding restricted cash) at December 31, 2009 increased from $176.8 million at December 31, 2008 as a result of increased cash provided by operating activities, partially offset by capital expenditures.
- Working capital (including cash & cash equivalents) was $215.2 million at December 31, 2009, which is an $82.4 million increase from December 31, 2008, due mainly to increased cash as at December 31, 2009 compared to December 31, 2008.
- Property, plant & equipment as at December 31, 2009 was $712.7 million, a decrease from December 31, 2008, primarily as a result of increased depletion, depreciation and accretion ("DD&A"), partially offset by capital additions. DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center.

Operational Highlights for the Year Ended December 31, 2009

- ***Costayaco Field Oil Production Milestones***
  At the end of August 2009, we reached our daily gross production plateau target for the Costayaco field in Colombia. In addition, production from the Costayaco field reached five million cumulative barrels of gross oil production on September 10, 2009 triggering additional government royalties.
- ***Successful Production Testing of Costayaco-8, Costayaco-9 and Costayaco-10***
  In June 2009, we completed logging operations and initiated production testing of Costayaco-8. Testing of Costayaco-8 was completed in early July and the well came on production later in the month. In September 2009, we completed logging operations and production testing of Costayaco-9. Testing of Costayaco-9 was completed in early September and the well was tied in and put on production later in the month. In December 2009, we completed logging operations and production testing of Costayaco-10; the well was tied in and put on production at the beginning of January 2010. Costayaco-6 and -7 were tested and suspended.
- ***Successful Production Testing of Valle Morado Well in Argentina***
  In November 2009, we commenced an extended production test on the VM.x-1001 discovery well in the Valle Morado Field in Argentina. The well was tested at approximately 7 million standard cubic feet per day ("MMSCF/day") of natural gas with approximately 3,500 barrels of water per day; the estimated wellhead flowing pressure was 2,550 pounds per square inch ("psi"). We have a gas sales contract to sell up to 6 MMSCF/day of gas at $2.90 per million British Thermal Units ("MMbtu") until the commencement of a planned workover for the well in July 2010.
- ***New Exploration and Exploitation Contracts in Colombia***
  In June 2009, we signed three Exploration and Exploitation contracts with the National Hydrocarbon Agency totaling 235,264 acres in which we have a 100% working interest. The Piedemonte Norte Block lies southwest of the Chaza Block where the Costayaco field is located. The Piedemonte Sur Block is located immediately west of the Orito Field, the largest oil field in the Putumayo Basin. Further south, the Rumiyaco Block is located in the central Putumayo Basin.
- ***Property Divestment***
  In April 2009, we closed the sale of our interests in the Guachiria Norte, Guachiria, and Guachiria Sur blocks in Colombia for net proceeds of $6.3 million.
- ***Environmental Impact Assessments Submitted to Peruvian Government***
  The seismic and stratigraphic drilling environmental impact assessments were submitted to the Peruvian Government in April 2009 for Block 128, and in June 2009 for Block 122. Consultations with communities in the region have concluded.

Consolidated Results of Operations

						Year Ended December 31,
Consolidated Results of Operations[1]	2009	% Change	2008	% Change		2007
(Thousands of U.S. Dollars)						
Oil and natural gas sales	$ 262,629	133	$ 112,805	254	$	31,853
Interest	1,087	(11)	1,224	188		425
	263,716	131	114,029	253		32,278
Operating expenses	40,784	112	19,218	83		10,474
Depletion, depreciation and accretion	135,863	428	25,737	173		9,415
General and administrative expenses	28,787	55	18,593	82		10,232
Foreign exchange (gain) loss	19,797	218	6,235	(8,094)		(78)
Other	190	198	(193)	(102)		10,407
	225,421	224	69,590	72		40,450
Income (loss) before income taxes	38,295	(14)	44,439	(644)		(8,172)
Income tax expense	(24,354)	16	(20,944)	7,000		(295)
Net income (loss)	$ 13,941	(41)	$ 23,495	(377)	$	(8,467)
Production, Net of Royalties						
Oil and NGL's ("bbl") (2)	4,621,546	248	1,328,145	145		541,069
Natural gas ("mcf") (2)	49,028	237	14,559	(45)		26,631
Total production ("boe") (2) (3)	4,629,717	248	1,330,572	144		545,508
Average Prices						
Oil and NGL's ("per bbl")	$ 56.79	(33)	$ 84.89	44	$	58.79
Natural gas ("per mcf")	$ 3.93	(20)	$ 4.93	192	$	1.69
Consolidated Results of Operations ("per boe")						
Oil and natural gas sales	$ 56.73	(33)	$ 84.78	45	$	58.39
Interest	0.23	(75)	0.92	18		0.78
	56.96	(34)	85.70	45		59.17
Operating expenses	8.81	(39)	14.44	(25)		19.20
Depletion, depreciation and accretion	29.35	52	19.34	12		17.26
General and administrative expenses	6.22	(55)	13.97	(26)		18.76
Foreign exchange (gain) loss	4.28	(9)	4.69	3,450		(0.14)
Other	0.04	127	(0.15)	(101)		19.08
	48.70	(7)	52.29	(29)		74.16
Income (loss) before income taxes	8.26	(75)	33.41	(323)		(14.99)
Income tax expenses	(5.26)	(67)	(15.74)	2,815		(0.54)
Net income (loss)	$ 3.00	(83)	$ 17.67	214	$	(15.53)

(1) Consolidated results of operations include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.

(2) Gas volumes are converted to barrel of oil equivalent ("boe") at the rate of six thousand cubic feet ("mcf") of gas per barrel of oil, based upon the approximate relative energy content of gas and oil, which rate is not necessarily indicative of the relationship of oil and gas prices. Gran Tierra changed from the conversion of gas volumes to boe at a rate of 20 mcf of gas per barrel of oil to provide volume information consistent with standard industry practice and to reflect natural gas's relative energy content to a barrel of oil. As a result, the 2008 and 2007 boe volumes presented have increased by 1,699 boe and 3,107 boe, respectively, from those volumes previously disclosed. Natural gas liquids ("NGL") volumes are converted to boe on a one-to-one basis with oil.

(3) Production represents production volumes adjusted for inventory changes.

Consolidated Results of Operations for the Year Ended December 31, 2009 Compared to the Results for the Year Ended December 31, 2008

As a result of the Solana acquisition, we increased our working interest to 100% in the Costayaco field and 70% in the Juanambu field, in Colombia, which resulted in increased production, revenue, operating costs, and DD&A in 2009.

Net income of $13.9 million, or $0.06 per share basic and $0.05 per share diluted, was recorded in 2009 compared to $23.5 million, or $0.19 per share basic and $0.16 per share diluted, in 2008. A foreign exchange loss of $19.8 million, of which $19.5 million is an unrealized non-cash foreign exchange loss, an increase of $110.1 million in DD&A to $135.9 million, higher operating and general and administrative expenses, and increased income tax expense, more than offset the higher oil revenues in 2009.

Revenue and interest increased 131% to $263.7 million in 2009 compared to $114.0 million in 2008. This was due to an increase of 248% in crude oil production partially offset by a 33% decrease in crude oil prices.

Crude oil and NGL production, net after royalties, in 2009 increased to 4.6 million barrels compared to 1.3 million barrels in 2008, due mainly to increased production from our Colombia operations. Average realized crude oil prices for 2009 decreased to $56.79 per barrel from $84.89 per barrel in 2008, reflecting lower West Texas Intermediate ("WTI") oil prices.

Operating expenses for 2009 amounted to $40.8 million, a 112% increase from the prior year. The increase in operating expenses is due to expanded operations and increased production levels in Colombia. However, operating expenses on a boe basis in 2009 were $8.81 per boe, a 39% decline from 2008 reflecting a reduction in fixed costs per barrel due to production increases at Costayaco.

DD&A expense for 2009 increased to $135.9 million compared to $25.7 million in 2008. Increased production levels, as well as amortization expense of $102.5 million in 2009 ($6.9 million in 2008) related to the fair value of property, plant and equipment recorded on the acquisition of Solana, accounted for the increases. On a boe basis, DD&A in 2009 was $29.35 compared to $19.34 for 2008. This 52% increase was primarily due to the significant additions to the proved depletable cost base resulting from the Solana acquisition partially offset by higher proved reserves in Colombia. DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center. This impairment loss resulted from higher estimated future operating costs to produce remaining reserves.

General and administrative ("G&A") expenses of $28.8 million for 2009 was 55% higher than 2008 due to increased employee related costs reflecting the expanded operations in Colombia. However, due to higher production in 2009, G&A expenses per boe decreased 55% to $6.22 per boe compared to $13.97 per boe for 2008.

The ***foreign exchange loss*** of $19.8 million for 2009, of which $19.5 million is an unrealized non-cash foreign exchange loss, compares to $6.2 million recorded in 2008. These losses primarily represent foreign exchange losses resulting from the translation of a deferred tax liability recorded on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of Colombia and as a result, foreign exchange gains and losses have been calculated on conversion to the U.S. dollar functional currency.

Income tax expense for 2009 amounted to $24.4 million compared to $20.9 million recorded in 2008. This represents an increase of 16% in annual income tax expense, primarily due to an increase in foreign currency translation losses that are neither taxable nor deductible for tax purposes in each of the respective jurisdictions. The increase in the 2009 effective tax rate to 64% from 47% in 2008 is primarily due to the increase in the valuation allowance associated with increased losses in our U.S., Canadian and Peru business units. The variance from the 35% U.S. statutory rate for 2009 results from an increase in the valuation allowances as described above, and the recapture of enhanced tax depreciation incentive in Colombia, due to a disposal of assets during the year, offset by enhanced tax depreciation taken on oil and gas capital expenditures. The variance from the 35% U.S. statutory rate for 2008 is primarily attributable to recognition of previously unrecognized foreign tax credits, foreign currency translation fluctuations that are not taxable or deductible in the related foreign jurisdictions, and valuation allowances taken on losses incurred in the U.S., Canada, and Peru.

Consolidated Results of Operations for the Year Ended December 31, 2008 Compared to the Results for the Year Ended December 31, 2007

In 2008, a 145% increase in crude oil production and a 45% increase in realized prices of crude oil were the major contributing factors to net income of $23.5 million compared to a net loss of $8.5 million recorded in 2007.

Our revenue and interest increased 253% to $114.0 million in 2008 compared to 2007 due to increased production and higher crude oil prices. ***Crude oil and NGL production*** in 2008 increased to 1,328,145 barrels compared to 541,069 barrels in 2007 due to the inclusion of a full year of production from the Costayaco and Juanambu fields in Colombia. These fields were discovered in 2007 and the discovery wells came on production during the second half of 2007. In 2008, we drilled and completed four development wells at Costayaco and these wells were put on production during the course of the year. Average realized crude oil prices increased to $84.89 per barrel from $58.79 per barrel in 2007 reflecting the high WTI oil prices experienced during the first three quarters of 2008. Solana properties also contributed to the overall production levels since acquisition.

Operating expenses for 2008 amounted to $19.2 million, an 83% increase from the prior year. The increase was primarily due to the increased production in Colombia as well as the addition of the post-acquisition operating expenses of Solana which amounted to $3.6 million. However, in 2008, the new fields in Colombia with high production wells and lower operating expenses resulted in operating expenses of $14.44 per boe, a 25% decline from 2007.

In 2008, higher production levels as well as the amortization of $6.9 million related to the recording of Solana's property, plant and equipment at fair value resulted in a 173% increase in ***DD&A*** to $25.7 million. A 12% increase in the average depletion rate to $19.34 per boe in 2008 was primarily due to the significant additions to the proved depletable cost base partially offset by higher proved reserves in Colombia.

G&A expenses of $18.6 million for 2008 was 82% higher than 2007 due to increased salaries and benefits and stock-based compensation of $5.5 million mainly as a result of the expanded operations in Colombia and the 2008 option grants, as well as higher corporate stewardship costs including Sarbanes-Oxley compliance requirements and ongoing expenses related to securities registration.

The ***foreign exchange loss*** of $6.2 million for 2008 compares to a $78,000 foreign exchange gain recorded in 2007. The losses in 2008 primarily represent foreign exchange losses resulting from the translation of a deferred tax liability recorded on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of Colombia and as a result, foreign exchange gains and losses have been calculated on conversion to the U.S. dollar functional currency.

Other expenses in 2008 represent a derivative financial instruments gain of $0.2 million from the costless collar financial derivative contract for crude oil prices entered into pursuant to the terms and conditions of Gran Tierra's credit facility. Other expenses in 2007 comprised mainly liquidated damages of $7.4 million and financial derivatives losses of $3.0 million. Liquidated damages represented damages payable to stockholders as a result of certain registration statements not becoming effective within the periods specified in the share registration rights agreements for the underlying securities. There were no liquidated damages in 2008.

Income tax expense for 2008 amounted to $20.9 million compared to $0.3 million recorded in 2007. The increase resulted primarily from the Colombian operations which generated net income before taxes of $58.5 million in 2008 compared to $11.5 million recorded in 2007. We used additional Colombian tax deductions associated with capital investment in producing oil and natural gas properties to decrease our current income tax otherwise payable by approximately $3.8 million. The tax expense related to our Colombian operating segment was $22.1 million, offset by a recovery of $1.1 million for our Argentina segment.

Estimated Oil and Gas Reserves

Estimated proved oil reserves, net of royalties, as of December 31, 2009, were 22.1 million barrels, a 15% increase from the estimated proved reserves as at December 31, 2008. The increase resulted from our successful development drilling program in Colombia which led to conversion of probable reserves to proved and which more than offset 2009 production of oil. Estimated probable and possible oil reserves, net of royalties, as of December 31, 2009, were 5.8 million barrels and 11.5 million barrels, respectively.

Estimated proved gas reserves, net of royalties, as of December 31, 2009, were 1.9 billion cubic feet ("bcf"), a 61% increase from the estimated proved reserves as at December 31, 2008. The increase resulted from our successful testing of the VM.x-1001 discovery well in the Valle Morado Field in Argentina. Estimated proved, probable and possible gas reserves, net of royalties, as of December 31, 2009, were 1.7 bcf and 34.5 bcf, respectively.

The estimated proved reserves as at December 31, 2008 of 19.4 million barrels, increased by 203% compared with 2007 year-end reserve levels. The increase resulted from our successful development drilling program in Colombia which led to the discoveries in Costayaco and Juanambu fields and the addition of crude oil reserves associated with the acquisition of Solana. The new discoveries in Colombia contributed approximately 5.3 million barrels of oil to our reserve base and the acquisition of Solana contributed approximately 9.0 million barrels.

Segmented Results of Operations

Our operations are carried out in Colombia, Argentina, Peru, and Brazil, and we are headquartered in Calgary, Alberta, Canada. Our reportable segments include Colombia, Argentina and Corporate with the latter including the results of our initial activities in Peru and Brazil. In 2009, Colombia generated 94.5% of our revenue and other income and reflects the operations of Solana subsequent to the acquisition of Solana on November 14, 2008.

Segmented Results—Colombia

			Year Ended December 31,		
Segmented Results of Operations—Colombia[1]	2009	% Change	2008	% Change	2007
(Thousands of U.S. Dollars)					
Oil and natural gas sales	$ 248,834	141	$ 103,202	335	$ 23,749
Interest	466	(53)	995	348	222
	249,300	139	104,197	335	23,971
Operating expenses	33,091	173	12,117	196	4,097
Depletion, depreciation and accretion	127,213	473	22,199	224	6,850
General and administrative expenses	13,011	173	4,769	181	1,696
Foreign exchange (gain) loss	20,158	204	6,622	4,345	(156)
	193,473	323	45,707	266	12,487
Segment income before income taxes	$ 55,827	(5)	$ 58,490	409	$ 11,484
Production, Net of Royalties					
Oil and NGL's ("bbl")[2]	4,284,230	295	1,085,198	226	333,157
Natural gas ("mcf")[2]	49,028	237	14,559	–	–
Total production («boe»)[2][3]	4,292,401	295	1,087,625	226	333,157
Average Prices					
Oil and NGL's ("per bbl")	$ 58.04	(39)	$ 95.04	33	$ 71.28
Natural gas ("per mcf")	$ 3.93	(20)	$ 4.93	–	$ –
Segmented Results of Operations ("per boe")					
Oil and natural gas sales	$ 57.97	(39)	$ 94.89	33	$ 71.28
Interest	0.11	(88)	0.91	36	0.67
	58.08	(39)	95.80	33	71.95
Operating expenses	7.71	(31)	11.14	(9)	12.30
Depletion, depreciation and accretion	29.64	45	20.41	(1)	20.56
General and administrative expenses	3.03	(31)	4.38	(14)	5.09
Foreign exchange (gain) loss	4.70	(23)	6.09	1,396	(0.47)
	45.08	7	42.02	12	37.48
Segment income before income taxes	$ 13.00	(76)	$ 53.78	56	$ 34.47

(1) Segmented results of operations for Colombia include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.
(2) Gas volumes are converted to barrel of oil equivalent ("boe") at the rate of six mcf of gas per barrel of oil, based upon the approximate relative energy content of gas and oil, which rate is not necessarily indicative of the relationship of oil and gas prices. Gran Tierra changed from the conversion of gas volumes to boe at a rate of 20 mcf of gas per barrel of oil to provide volume information consistent with standard industry practice and to reflect natural gas's relative energy content to a barrel of oil. As a result, the 2008 boe volumes presented have increased by 1,699 boe from those volumes previously disclosed. Natural gas liquids ("NGL") volumes are converted to boe on a one-to-one basis with oil.
(3) Production represents production volumes adjusted for inventory changes.

Segmented Results of Operations—Colombia for the Year Ended December 31, 2009 Compared to the Results for the Year Ended December 31, 2008

For the year ended December 31, 2009, ***income before income taxes*** from Colombia amounted to $55.8 million compared to income before taxes of $58.5 million recorded in 2008. An increase in production revenue was more than offset by increased expenses including a $13.5 million increase in foreign exchange loss to $20.2 million, of which $19.3 million is an unrealized non-cash foreign exchange loss, primarily due to the translation of deferred taxes. Also, a $105.0 million increase in DD&A, primarily a result of the amortization of the fair value of Solana's property, plant and equipment recorded upon our acquisition of Solana, partially offset the increase in production revenue. Higher operating expenses due to increased Colombian production and increased general and administrative expenses from expanded activities also contributed to a reduction in income before income taxes.

For the year ended December 31, 2009, ***production of crude oil and NGLs***, net after royalties, increased by 295% to 4.3 million barrels compared to 1.1 million barrels in 2008. The incremental production volumes from Solana properties for the year ended December 31, 2009 were 2.2 million barrels of oil, compared to 69,747 barrels of oil in 2008. These production levels are after government royalties ranging from 8% to 22.5% and third party royalties of 2% to 10%.

Gran Tierra's Colombian operating results for the year ended December 31, 2009 are principally impacted by the inclusion of production from three new development wells in the Costayaco field, including Solana's 50% share of production from Costayaco, and Solana's 35% share of production from Juanambu-1 in the Guayuyaco Block. In 2008, Colombia production included production from Costayaco-1, 2, 3, 4, 5, and Juanambu-1 along with production from the Santana Block.

Our production in 2009 and 2008 was impacted by political and economic factors in Colombia. In the second and third quarter of 2009, and the first and second quarter of 2008, sections of the Ecopetrol operated Trans Andean Pipeline were damaged, which temporarily reduced our deliveries to Ecopetrol. On November 24, 2008, we temporarily suspended production operations in the Costayaco and Juanambu oil fields. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the region where our operations are located. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol.

As a result of these factors, deliveries to Ecopetrol in 2009 were reduced to approximately 3,800 BOPD, net after royalties, for 32 days between July and August 2009, and reduced to approximately 2,200 BOPD, net after royalties, for 14 days in June, and we were shut in for the first 10 days of January. During the first quarter of 2008, deliveries to Ecopetrol were reduced to approximately 1,900 BOPD, net after royalties, for 18 days and in the second quarter of 2008 deliveries were reduced to approximately 2,300 BOPD, net after royalties, for 14 days.

Revenue and interest were negatively impacted by a decline in net realized crude oil prices in 2009 compared to 2008. The average net realized prices for crude oil, which are based on WTI prices, decreased by 39% to $58.04 per barrel for the year ended December 31, 2009 compared to 2008. However, substantially increased production resulted in our revenue and interest from Colombia for the year ended December 31, 2009 increasing by 139% to $249.3 million from 2008.

As a result of achieving gross field production of five million barrels in our Costayaco field during the month of September 2009, Gran Tierra is now subject to an additional government royalty payable. This royalty is calculated on 30% of the field production revenue over an inflation adjusted trigger point. That trigger point for Gran Tierra was $30.22 for 2009. Production revenue for this calculation is based on production volumes net of other government royalty volumes. Average government royalties at Costayaco with gross production of 19,000 BOPD and $70 WTI per barrel are approximately 24.8%, including the additional government royalty of approximately 17.0%. The National Hydrocarbons Agency sliding scale royalty at 19,000 BOPD is approximately 9.4% and this royalty is deductible prior to calculating the additional government royalty.

Operating expenses for the year ended December 31, 2009 increased to $33.1 million from $12.1 million in 2008. The increased operating expenses resulted from the increase in production and the inclusion of the Solana operations acquired on November 14, 2008. However, on a per boe basis, operating expenses for 2009 declined to $7.71 compared to $11.14 incurred in 2008, reflecting the reduction of fixed operating costs per barrel as total production increased.

For 2009, ***DD&A*** expense increased to $127.2 million from $22.2 million in 2008. Increased production levels coupled with a higher depletable cost base resulting from the Solana acquisition, partially offset by higher crude oil reserve levels, accounted for the increase in DD&A expense. The incremental DD&A expense recorded as a result of the Solana acquisition was $102.5 million for the year ended December 31, 2009 compared to $6.9 million recorded in 2008. On a per boe basis, the DD&A expense in Colombia increased by 45% to $29.64 for 2009, compared with $20.41 for 2008, due to the higher depletable cost base reflecting the Solana properties recorded at fair value upon acquisition, partially offset by increased proved reserves.

Higher ***G&A*** expenses incurred to manage the increased level of development and operating activities, the Solana acquired properties, and increased stock-based compensation expense resulted in G&A expense increasing to $13.0 million for the year ended December 31, 2009 from $4.8 million incurred in 2008. On a per boe basis, G&A expense in 2009 decreased by 31% to $3.03 from $4.38 in 2008, due to higher production.

The ***foreign exchange loss*** of $20.2 million for the year ended December 31, 2009 includes an unrealized non-cash foreign exchange loss of $19.3 million which resulted primarily from the translation of a deferred tax liability recognized on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of the Colombian foreign operations and as a result, foreign exchange gains and losses have been calculated on conversion to the U.S. dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $99,000 for each one peso decrease in the exchange rate of the Colombian peso to one US dollar.

Segmented Results of Operations—Colombia for the Year Ended December 31, 2008 Compared to the Results for the Year Ended December 31, 2007

For the year ended December 31, 2008, ***income before income taxes*** from Colombia amounted to $58.5 million compared to $11.5 million recorded in 2007, primarily the result of increased production of crude oil and higher net realized prices partially offset by increased operating expenses, DD&A and G&A. On a per barrel basis, the pre-tax income for 2008 was $53.78 versus $34.47 recorded in the prior year.

In 2008, ***Production of crude oil and NGL*** increased by 226% to 1,085,198 barrels compared to 333,157 barrels in 2007. These production levels are after government royalties ranging from 8% to 20% and third party royalties of 2% to 10%.

Gran Tierra's Colombian operating results for 2008 are principally impacted by new oil production resulting from the success of our 2007 exploration program, undertaken in the first half of 2007, where we made two field discoveries, Costayaco in the Chaza block and Juanambu in the Guayuyaco block. Production from these discoveries commenced in the third quarter of 2007 and has increased during 2008 as the result of development drilling, and with the addition of production from the Costayaco-2, 3, 4 and 5 wells during the course of 2008.

Our production is also impacted by political and economic factors in Colombia. In the first quarter of 2008, sections of one of the Ecopetrol pipelines were damaged, which temporarily reduced our deliveries to Ecopetrol. Ecopetrol was able to restore deliveries within one to two weeks of these incidents.

On November 24, 2008, we temporarily suspended production operations in the Costayaco and Juanambu oil fields. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the region where our operations are located, resulting in higher than average Colombia crude oil inventories at December 31, 2008. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol.

The incremental production volume from Solana properties for the period from the acquisition date of November 14, 2008 to December 31, 2008 was 69,747 barrels of oil and 14,559 mcf of natural gas, and was severely impacted by the general strike affecting the two major producing fields of Costayaco and Juanambu.

Revenue and interest were positively impacted by significantly improved net realized crude oil prices. The average net realized prices for crude oil, which are based on WTI prices, increased by 33% to $95.04 per barrel in 2008. The combination of increased production and higher realized prices resulted in our revenue levels from Colombia in 2008 increasing by 335% to $103.2 million.

Operating expenses increased to $12.1 million in 2008 from $4.1 million in 2007. The increased operating expenses resulted from the increase in production, inclusion of post-acquisition operating expenses of Solana which amounted to $3.6 million and the increased cost associated with trucking oil from Costayaco to our pipeline. However, the increased production resulted in a reduction of operating expenses on a per barrel basis to $11.14 in 2008 compared to $12.30 per barrel incurred in 2007.

For 2008, ***DD&A*** increased to $22.2 million from $6.9 million recorded in 2007. Increased production levels coupled with a higher depletable cost base including Solana properties, partially offset by higher reserve levels, accounted for the increase in DD&A. The incremental DD&A recorded as a result of the Solana acquisition was $6.9 million. Although our Colombian proved reserves increased significantly in 2007 and 2008 as a result of our successful exploration and development activities, we also invested much of our 2007 and 2008 capital spending on the Colombian development program. Our acquisition of Solana in the fourth quarter of 2008 further increased our proved reserves and our depletable cost base. Thus, the increase in DD&A was due to the significant increases in the depletable basis for the fair value of the Solana proved reserves acquired and future capital expenditures associated with the development of the undeveloped proved reserves at December 31, 2008. These future capital expenditures were for further development well drilling and related infrastructure costs to deliver the increased production volumes from Costayaco. On a per boe basis, the DD&A in Colombia for 2008 was $20.41, essentially unchanged from 2007 due to the significant increase in proved reserves offsetting the impact of a higher depletable cost pool.

Higher management and administrative expenses incurred to manage the increased level of development and operating activities resulting from the successful 2007 exploration and 2008 development activities resulted in ***G&A*** expense increasing to $4.8 million in 2008 from $1.7 million incurred in 2007. On a per boe basis, the G&A expense decreased by 14% to $4.38 for 2008.

Other items in 2008 include a ***foreign exchange loss*** of $6.6 million which primarily resulted from the translation of a deferred tax liability recognized on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of the foreign operations and as a result, a foreign exchange loss has been calculated on conversion to the U.S. dollar functional currency.

Capital Program—Colombia

Gran Tierra's focus for 2009 was to continue with the development of the Costayaco field to increase our production and reserves, in addition to undertaking additional oil exploration efforts to further define the potential of our acreage in Colombia. In support of this strategy, our capital expenditures in Colombia amounted to $81.4 million for the year ended December 31, 2009.

Segmented Capital Expenditures—Colombia		Year Ended December 31,
Block and Activity (Millions of U.S. Dollars)		2009
Chaza	Drilled and tested Costayaco-6, -7, -8, -9, commenced drilling of Costayaco-10, drilled Dantayaco-1, commenced 2D seismic program, installed facilities and equipment	$ 53.6
Rio Magdalena	Completion and long term testing of Popa-2 well and 3D 75 kilometers ("km") seismic program	3.4
Guachiria	Completed acquisition of 115 square kilometers ("km^2") of 3D seismic	1.0
Guachiria Norte	Drilling of the Puinaves -2 exploration well, which was dry	5.8
Guachiria Sur	Completed acquisition of 115 km^2 of 3D seismic	3.7
Garibay	Completed acquisition of 110 km^2 of 3D seismic	3.4
Azar	Commencement of 2D and 3D seismic programs	2.3
Guayuyaco	Juanambu production separator	2.0
Leasehold improvements		1.8
Capitalized G&A and other		4.4
Segmented Capital Expenditures—Colombia		$ 81.4

For comparison, for the year ended December 31, 2008, we spent $31.7 million on capital projects. Included in this amount was $6.8 million in capital expenditures related to the Solana properties subsequent to the acquisition.

Segmented Capital Expenditures—Colombia			Year Ended December 31,
Block and Activity (Millions of U.S. Dollars)			2008
Chaza	Drilled and tested Costayaco-2, -3, -4, -5, commenced drilling of Costayaco-6, and facilities and equipment	$	17.8
Costayaco pipeline	15 km 8-inch pipeline to connect Costayaco field to existing pipeline infrastructure		4.0
Azar	Acquired 40 km2 of 3D seismic and we performed one well re-entry on the Palmera 1 well, encountering oil		1.3
Guachiria	Drilling Los Aceites-1 and Primavera-1		1.1
Guachiria Norte	Drilled an exploration well, Zafiro-1, in November 2008, which was dry		3.4
Capitalized G&A and other			4.1
Segmented Capital Expenditures—Colombia		$	31.7

Due to the high cost to transport oil produced from the Guachiria Blocks in the Llanos Basin, acquired from Solana in Colombia, production was shut in February 2009. In April 2009, Gran Tierra signed an asset purchase and sale agreement with a third party for Gran Tierra's interests in the Guachiria Norte, Guachiria, and Guachiria Sur blocks. Principal terms included consideration of $7.0 million between the third party and Gran Tierra's subsidiary, Solana, comprising an initial cash payment of $4.0 million at closing, followed by 15 monthly installments of $200,000 each beginning June 1, 2009 and extending through August 3, 2010, less settlement of outstanding amounts. The sale closed on April 16, 2009 and Gran Tierra recorded net proceeds of $6.3 million. Gran Tierra retained a 10% overriding royalty interest on the Guachiria Sur block, which, in the event of a discovery, is designed to reimburse 200% of our costs for previously acquired seismic data.

During the year ended December 31, 2007, we spent $14.2 million on capital projects. Our focus in 2007 was on exploration drilling and we drilled six wells during the year. We drilled successful wells in the Chaza and Guayuyaco areas and in March 2007 we drilled the Juanambu-1 well and encountered hydrocarbon shows in four zones. Testing established the presence of a significant oil accumulation. We drilled and tested the Costayaco-1 well, which also indicated a significant accumulation of oil in a number of zones. Consequently, our proven reserves in Colombia substantially increased. We put these wells on production in the third quarter of 2007. We drilled the Juanambu-1 and Costayaco-1 wells and commenced drilling of Costayaco-2 for a net cost of $7.6 million.

We drilled four other exploration wells in 2007 comprising the Laura-1 exploration well in the Talora Block in January 2007, the Caneyes-1 exploration well in the Rio Magdalena Block in February 2007, and the Soyona-1 and Cachapa-1 exploration wells in the Primavera Block in April and March 2007, respectively. These wells were plugged and abandoned. We drilled the Caneyes-1 well at a net cost to us of $1.7 million and the drilling costs for the three other wells were paid by our partners.

During 2007, we incurred costs of $4.9 million on other projects including $1.7 million for completion of a 3-D seismic program in Costayaco to optimize positioning of future drilling locations and $1.2 million related to a 2-D seismic program in the Rio Magdalena block. We also relinquished ownership of the Primavera block and acquired the Putumayo A and B technical evaluation areas.

Segmented Results—Argentina

Segmented Results of Operations—Argentina (Thousands of U.S. Dollars)	2009	% Change	2008	% Change	2007
					Year Ended December 31,
Oil and natural gas sales	$ 13,795	44	$ 9,603	18	$ 8,104
Interest	127	452	23	53	15
	13,922	45	9,626	19	8,119
Operating expenses	7,537	7	7,027	11	6,327
Depletion, depreciation and accretion	8,339	146	3,390	37	2,477
General and administrative expenses	2,318	13	2,055	21	1,705
Foreign exchange (gain) loss	(42)	(114)	311	266	85
	18,152	42	12,783	21	10,594
Segment loss before income taxes	$ (4,230)	34	$ (3,157)	28	$ (2,475)
Production, Net of Royalties					
Oil and NGL's ("bbl") (1)	337,316	39	242,947	17	207,912
Natural gas ("mcf") (2)	–	–	–	(100)	26,631
Total production ("boe") (2) (3)	337,316	39	242,947	14	212,351
Average Prices					
Oil and NGL's ("per bbl")	$ 40.90	3	$ 39.53	2	$ 38.76
Natural gas ("per mcf")	$ –	–	$ –	(100)	$ 1.69
Segmented Results of Operations ("per boe")					
Oil and natural gas sales	$ 40.90	3	$ 39.53	4	$ 38.16
Interest	0.38	322	0.09	29	0.07
	41.28	4	39.62	4	38.23
Operating expenses	22.34	(23)	28.92	(3)	29.80
Depletion, depreciation and accretion	24.72	77	13.95	20	11.66
General and administrative expenses	6.87	(19)	8.46	5	8.03
Foreign exchange (gain) loss	(0.12)	(109)	1.28	220	0.40
	53.81	2	52.61	5	49.89
Segment loss before income taxes	$ (12.53)	(4)	$ (12.99)	11	$ (11.66)

(1) NGL volumes are converted to boe on a one-to-one basis with oil.

(2) Gas volumes are converted to barrel of oil equivalent ("boe") at the rate of six mcf of gas per barrel of oil, based upon the approximate relative energy content of gas and oil, which rate is not necessarily indicative of the relationship of oil and gas prices. Gran Tierra changed from the conversion of gas volumes to boe at a rate of 20 mcf of gas per barrel of oil to provide volume information consistent with standard industry practice and to reflect natural gas's relative energy content to a barrel of oil. As a result, the 2007 boe volumes presented have increased by 3,107 boe from those volumes previously disclosed. Natural gas liquids ("NGL") volumes are converted to boe on a one-to-one basis with oil.

(3) Production represents production volumes adjusted for inventory changes.

Segmented Results of Operations—Argentina for the Year Ended December 31, 2009 Compared to the Results for the Year Ended December 31, 2008 and compared to the Results for the Year Ended December 31, 2007

For the 2009 fiscal year, the pre-tax loss from Argentina was $4.2 million compared to pre-tax losses of $3.2 million and $2.5 million recorded in fiscal years 2008 and 2007, respectively, due to higher production levels offset partially by increased depletion. DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center. This impairment loss resulted from an increase in estimated future operating costs to produce remaining proved reserves.

Crude oil and NGL production, net after 12% royalties, increased 39% to 337,316 barrels in 2009 compared to 242,947 barrels in 2008 and 207,912 barrels in 2007. The increase resulted from the successful completion and testing of the Proa-1 exploration well in the Surubi block in the third quarter of 2008 with sales commencing in the fourth quarter of that year.

Due to the local regulatory regimes, the price we currently receive for production from our blocks is approximately $45 per barrel. Furthermore, currently all oil and gas producers in Argentina are operating without sales contracts. A new withholding tax regime was introduced in Argentina without specific guidance as to its application. Producers and refiners of oil in Argentina have been unable to determine an agreed sales price for oil deliveries to refineries. Along with most other oil producers in Argentina we are continuing deliveries to the refineries and are negotiating a price for deliveries made after December 31, 2009. We are working with other oil and gas producers in the area, as well as Refiner S.A., to lobby the federal government for change.

With regulated crude oil prices, the change in our ***revenues*** over the three-year period has been reflective of changes in our production levels. Revenues of $13.8 million generated in 2009 compares to $9.6 million in 2008 and $8.1 million in 2007.

The Argentine Secretariat of Energy has awarded Gran Tierra Argentina with $0.7 million of Petroleum Plus program fiscal credits due to our fourth quarter 2008 production growth. The program implements a system of fiscal credits calculated on two different performance-based criteria: 1) production growth and 2) replacement of total proved reserves, both over an established baseline calculation of production additions and reserve replacement. The fiscal credits are intended to be applied against export taxes. The Program was effective October 1, 2008 and fiscal credits are awarded quarterly to companies meeting the criteria on a "look back" basis. Annual requalification for the Petroleum Plus program requires reserves replacement.

As our Argentina subsidiary is not an exporter of oil, we are in the process of identifying Argentine oil exporters who may wish to purchase this credit. Gran Tierra considers the Petroleum Plus credits to be a contingent gain and therefore no fiscal credits have been recorded in the financial statements. Petroleum Plus fiscal credits will be recorded when they are received and subsequently sold to an Argentine oil exporter. Amounts earned from fiscal credits are fully taxable.

Operating expenses for the year ended December 31, 2009, increased slightly to $7.5 million ($22.34 per boe) compared to $7.0 million ($28.92 per boe) and $6.3 million ($29.80 per boe), respectively, incurred in 2008 and 2007. Higher production volumes from Proa-1 in the Surubi block, in the comparative periods, resulted in the significant reductions in the operating costs per boe.

DD&A expense for 2009 was $8.3 million compared to $3.4 million in 2008 and $2.5 million in 2007. On a per boe basis, DD&A for the year ended December 31, 2009 increased to $24.72 from $13.95 and $11.66, respectively, recorded in 2008 and 2007. The impact of higher production levels and lower proved reserves was partially offset by a decreasing proved depletable cost base. This decreasing proved depletable cost base is a result of reduced development expenditures in Argentina. In addition, DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center. This impairment loss resulted from higher forecasted operating costs to produce remaining proved reserves.

Capital Program—Argentina

Capital expenditures in 2009 amounted to $4.5 million mainly related to workovers, facility construction, and the acquisition of seismic.

Capital expenditures for the year ended December 31, 2008, amounted to $11.7 million and included drilling of the Proa-1 discovery well on the Surubi block for a net cost of $9.5 million. Proa-1 commenced production in September 2008. The provincial oil company REFSA farmed-in to the block for a 15% working interest, and are paying their share of well costs from their share of production from Proa-1. In 2008, other costs of $1.2 million were incurred primarily on capitalized well workovers, well re-entries, seismic acquisition, and equipment upgrades.

In 2007, we spent $1.7 million including costs of $0.7 million for the completion of the Puesto Climaco-2 sidetrack well in the Vinalar Block which was drilled in December 2006. Capital expenditures also included the acquisition and reprocessing of seismic in several areas and facility upgrades in Parma Largo.

Segmented Results—Corporate

				Year Ended December 31,	
Segmented Results of Operations—Corporate (Thousands of U.S. Dollars)	2009	% Change	2008	% Change	2007
Interest	$ 494	140	$ 206	10	$ 188
Operating expenses	156	111	74	48	50
Depletion, depreciation and accretion	311	110	148	68	88
General and administrative expenses	13,458	14	11,769	72	6,831
Liquidated damages	–	–	–	(100)	7,367
Derivative financial instruments (gain) loss	190	198	(193)	(106)	3,040
Foreign exchange gain	(319)	(54)	(698)	9,871	(7)
	13,796	24	11,100	(36)	17,369
Segment loss before income taxes	$ (13,302)	22	$ (10,894)	(37)	$ (17,181)

Segmented Results of Operations—Corporate

In addition to the expenditures associated with the maintenance of Gran Tierra's headquarters in Calgary, Alberta, Canada, and cost of compliance and reporting under the securities regulations, the results of the Corporate Segment include the results of our initial operations in Peru and Brazil.

G&A Expenses

Increased staffing levels to support business development activities and expanded operations as well as higher stock-based compensation expense due to increased stock option grants were the contributing factors to the three-year increase in Corporate G&A. For 2008, the increase in G&A expenses from those recorded in 2007 was also attributable to higher corporate stewardship costs.

Derivative Financial Instruments (Gain) Loss

			Year Ended December 31,
(Thousands of U.S. Dollars)	2009	2008	2007
Realized financial derivative (gain) loss	$ (87)	$ 2,689	$ 391
Unrealized financial derivative (gain) loss	277	(2,882)	2,649
Derivative financial instruments (gain) loss	$ 190	$ (193)	$ 3,040

		As at December 31,
Assets (Liabilities)	2009	2008
Derivative financial instruments	$ (44)	233

In accordance with the terms of the credit facility with Standard Bank Plc, in February of 2007 we entered into a costless collar financial derivative contract for crude oil based on WTI price, with a floor of $48.00 and a ceiling of $80.00, for a three year period, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010.

For the year ended December 31, 2009, we recorded a loss of $0.2 million. This compares to a gain of $0.2 million, and a $3.0 million loss from derivative financial instruments, for the years ended December 31, 2008, and 2007, respectively. These gains and losses are based on the effects of changing WTI crude oil price, and forward price curves used to fair value the costless collar at the respective year ends.

Liquidated Damages

Liquidated damages of $7.4 million in fiscal year 2007 relate to liquidated damages payable to Gran Tierra's stockholders as a result of the registration statement for 50 million units sold in the second quarter of 2006 not becoming effective within the period specified in the share registration rights agreements for those securities. This registration statement became effective on May 14, 2007 and no additional liquidated damages were incurred after that time.

On June 27, 2007, under the terms of the Registration Rights Agreements, we obtained a sufficient number of consents from the signatories to the agreements waiving our obligation to pay in cash the accrued liquidated damages. We agreed to amend the terms of the warrants issued in the 2006 offering by reducing the exercise price of the warrants from $1.75 to $1.05 and extending the life of the warrants by one year. The amendment to the terms of the warrants was reflected as an increase of $4.2 million in the value of warrants representing the fair value determined using the Black-Scholes option pricing model using inputs similar to those used for the company's other equity instruments issued. The remaining $4.4 million liquidated damages settled through this warrant modification was recorded to paid-in-capital. Liquidated damages of $8.6 million were expensed in the results of operations of which $1.3 million was recorded in the first quarter of 2006.

Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) results from the translation of foreign currency denominated transactions to U.S. Dollars.

Capital Program—Corporate

The capital expenditures for the Corporate Segment during the year ended December 31, 2009 were $2.2 million. These expenditures included $1.8 million for Peru on our exploration blocks 122 and 128 for drilling feasibility and geological studies.

The 2008 capital expenditures of $3.3 million for the Corporate Segment included expenditures of $2.8 million for Peru on our exploration blocks 122 and 128. Acquisition of technical data through aeromagnetic-gravity studies began in 2007, and was completed in the first half of 2008, with a total of 20,000 kilometers of data acquired over both blocks. In 2008, we started Environmental Impact Assessments and the community consultation process on both blocks. These projects were completed in 2009, along with drilling feasibility and geological studies.

In 2007, capital expenditures of $0.7 million were primarily related to Peru and included technical studies of Block 122 and Block 128 and the initiation of an aero magnetic and gravity survey over both blocks. This program commenced in the fourth quarter of 2007 and was completed in 2008.

Fourth Quarter Results

The following table provides an analysis of quarterly financial information (in thousands of dollars except production, per share and per BOE amounts) for the three months ended December 31, 2009 compared to the same period in 2008:

	Three Months Ended December 31,			
Selected Quarterly Financial Information		2009		2008
Production—Barrels of Oil Equivalent per Day		14,714		4,094
Per BOE Prices Realized	$	70.93	$	50.27
Revenue and Other Income	$	96,286	$	19,727
Expenses		53,106		29,540
Income (Loss) before Income Tax		43,180		(9,813)
Income Tax Expense		12,355		2,881
Net Income (Loss)		30,825		(12,694)
Basic Earnings (Loss) per Share	$	0.13	$	(0.07)
Diluted Earnings (Loss) per Share	$	0.12	$	(0.07)

For the three months ended December 31, 2009, Gran Tierra recorded net income of $30.8 million ($0.13 per share basic and $0.12 per share diluted) compared to a loss of $12.7 million (loss of $0.07 per share, basic and diluted) recorded in the same period last year. The fourth quarter 2009 net income was positively impacted by the increase in production and higher crude oil prices, partially offset by the increase in expenses related to expanded operations. Fourth quarter 2008 results were affected by the temporary suspension of production in two major producing fields in Colombia. As a result, incremental revenues contributed by Solana in 2008 were marginal due to the suspension of the production in the fields which represent Solana's major producing properties.

Revenue and other income for the fourth quarter of 2009 amounted to $96.3 million, an increase of 388% from the same quarter last year. Higher production levels and improved crude oil prices contributed to this significant increase. Production of crude oil increased by 259% to 14,714 barrels per day from 4,094 barrels per day in the last quarter of 2008. The positive effect of this increase in production was offset slightly by the decline in crude oil prices. Average prices per barrel of oil increased by 41% to $70.93 in the fourth quarter of 2009 from $50.27 realized in the same quarter last year. The fourth quarter production levels in 2008 were also adversely impacted by the temporary suspension of production operations in the Costayaco and Juanambu oil fields on November 24, 2008. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the Putumayo region where our Costayaco field and our Guayuyaco and Santana producing blocks are located. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol. The suspension also negatively affected the expected incremental contribution of production from Solana's interest in the Costayaco field.

The increase in expenses between the two quarters was associated with the expanded activities of Gran Tierra as well as the additional Solana expenses recorded subsequent to the acquisition of Solana on November 14, 2008. DD&A expense between the two quarters also increased significantly due to higher production levels and the increased depletion base resulting from recording the fair values of property, plant and equipment acquired from Solana. Furthermore, DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center as previously discussed. The comparative results between the two quarters were also affected by a foreign exchange gain of $12.6 million recorded in the three months ended December 31, 2009 compared with a foreign exchange loss of $8.0 million recorded in the same quarter of the previous year. These foreign exchange gains and losses related to unrealized non-cash foreign exchange gains or losses resulting primarily from the translation to U.S. dollars of a Colombian Pesos denominated deferred tax liability recognized on the purchase of Solana.

Liquidity and Capital Resources

At December 31, 2009, we had cash and cash equivalents of $270.8 million compared to $176.8 million at December 31, 2008, and $18.2 million at December 31, 2007. We believe that our cash position, together with positive cash flow from operations and no debt, will provide us with sufficient liquidity to meet our strategic objectives and fund our planned capital program for at least the next 12 months. In accordance with our investment policy, cash balances are invested only in United States or Canadian government backed federal, provincial or state securities with the highest credit ratings and short term liquidity. We believe that our current financial position provides us the flexibility to respond to both internal growth opportunities and those available through acquisitions.

Gran Tierra believes that it has sufficient available cash and cash flow from operations to cover its expected funding needs on both a short-term and long-term basis. If the need were to arise, Gran Tierra believes that it could access short-term debt markets, to fund its short-term requirements and to ensure near-term liquidity. Gran Tierra regularly monitors the credit and financial markets and, in the future, may take advantage of what it believes are favorable market conditions to issue long-term debt to further improve its liquidity and capital resources. Gran Tierra's long-term financing strategy is to maintain continuous access to the debt markets to accommodate its long term growth strategy.

Effective February 28, 2007, we entered into a credit facility with Standard Bank Plc. As a result of re-negotiations concluded in August 2009, the maximum amount of the credit facility was increased to $200 million with a $7 million borrowing base that could be re-determined semi-annually based on reserve evaluation reports, but the maturity date was not extended. As a result of Standard Bank Plc's review of Gran Tierra's 2008 Independent Reserve Audit, we had the capacity to increase the borrowing base to $120 million under the revised facility; however, this was not pursued further as the additional borrowing base was not required. The facility included a letter of credit sub-limit of $5 million. Amounts drawn down under the facility bear interest at the Eurodollar rate plus 4%. A stand-by fee of 1% per annum was charged on the un-drawn amount of the borrowing base. The facility is secured primarily by the assets of Gran Tierra Colombia and Solana Petroleum Exploration (Colombia) Ltd. Under the terms of the facility, Gran Tierra is required to maintain and was in compliance with specified financial and operating covenants. Gran Tierra was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the June 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three-year term of the Facility. As at December 31, 2009, no amount was drawn-down under this facility.

The forgoing facility expired February 22, 2010. Gran Tierra is negotiating a facility with a major bank to replace the expired facility and we currently intend to have this facility in place by the second quarter of 2010.

Cash Flows

During the year ended December 31, 2009, our cash and cash equivalents increased by $94.0 million as cash inflows from operations of $165.5 million and from financing activities of $4.9 million more than offset cash outflows for investing activities of $76.4 million.

Net cash provided by operating activities was affected by the significant increase in crude oil production partially offset by the decrease in oil prices and increase in receivables related to oil sales. The acquisition of Solana along with the additional production from three new development wells in Colombia contributed to the increased production. This increased oil revenue from higher production volumes and a higher fourth quarter 2009 average oil price received, as compared to the same quarter of the prior year, has resulted in our accounts receivable increasing from the 2008 year end. This has been more than offset by an increase in our accounts payable and accrued liabilities at year end as a result of increased capital investment in oil and gas projects in Colombia. In addition, in December 2008, our operations in Colombia were significantly restricted due to a general strike which reduced our year end accounts receivable.

As previously discussed, the increase in oil and gas property expenditures primarily relate to continued development of our Costayaco field in Colombia and the identification of new exploration prospects in all business units resulting in the increase in cash used for investing activities. Cash provided by financing activities relates to the exercise of outstanding warrants and employee stock options.

For the year ended December 31, 2008, our cash and cash equivalents increased by $158.6 million due to positive cash inflows from operations of $109.7 million, from investing activities of $27.1 million and from financing activities of $21.7 million. Net cash provided by operating activities was positively affected by the significant increases in crude oil production and prices as well as collection of receivables assumed as part of the Solana acquisition and an increase in current income taxes payable related to Gran Tierra's taxable position in Colombia. Cash inflows from investing activities included $81.9 million assumed on the purchase of Solana, net of acquisition costs, offset by $55.2 million in capital expenditures related to our exploration and development and other oilfield related activities net of the change in the related non-cash working capital. Cash inflows from financing activities of $21.7 million related to the proceeds from the exercise of warrants and stock options.

During the year ended December 31, 2007, our cash and cash equivalents declined by $5.9 million as a positive cash contribution from operations of $8.8 million was more than offset by funds of $16.0 million (net of changes in related non-cash working capital) expended in our capital expenditure program for our drilling and other oilfield activities primarily in Colombia.

Off-Balance Sheet Arrangements

As at December 31, 2009, 2008 and 2007 we had no off-balance sheet arrangements.

Contractual Obligations

Gran Tierra holds three categories of operating leases, namely office, vehicle and housing. We pay monthly costs of $163,167 for office leases, $14,095 for vehicle leases and $6,815 for certain employee accommodation leases in Colombia, Argentina and Peru.

Future lease payments and other contractual obligations at December 31, 2009 are as follows:

								As at December 31, 2009 Payments Due in Period	
Contractual Obligations (Thousands of U.S. Dollars)		Total		Less than 1 Year		1 to 3 years		3 to 5 years	More than 5 years
Operating leases	$	6,464	$	2,047	$	3,086	$	1,331	$ –
Software and Telecommunication		1,835		1,209		626		–	–
Drilling, Completion, Facility Construction and Oil Transportation Services		24,985		24,882		103		–	–
Total	$	33,284	$	28,138	$	3,815	$	1,331	$ –

Contractual commitments have increased $27.0 million from December 31, 2008 as a result of increased operating leases ($1.3 million) increased software and telecommunication contracts ($1.8 million) and entering into more third party facility construction, oil transportation and drilling rig commitment contracts ($23.9 million), mainly in Colombia.

Related Party Transactions

In connection with the Solana acquisition, we acquired additional office space of 4,441 square feet used by Solana as its headquarters in Calgary. The lease payments under the lease are $9,900 per month and operating and other expenses are approximately $4,100 per month. The lease expires on April 30, 2014. On February 1, 2009, we entered into a sublease for that office space with a company, of which two of Gran Tierra's directors are shareholders and directors. The term of the sublease runs from February 1, 2009 to August 31, 2011 and the sublease payment is $7,800 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease were consistent with market conditions in the Calgary real estate market.

Subsequent Event

On January 20, 2010, Gran Tierra issued 3,572,969 common shares upon the exercise of 3,572,969 warrants issued upon the acquisition of Solana for $7.1 million or $2.01 per share.

Outlook

Business Environment

Our revenues have been negatively impacted by the continuing fluctuations in crude oil prices. Crude oil prices are volatile and unpredictable and are influenced by concerns about financial markets and the impact of the downturn in the worldwide economy on oil demand growth. However, based on projected production, prices, costs and our current liquidity position, we believe that our current operations and capital expenditure program can be maintained from cash flow from existing operations and cash on hand, barring unforeseen events or a further severe downturn in oil and gas prices. Should our operating cash flow decline, we would examine measures such as reducing our capital expenditure program, issuance of debt, disposition of assets, or issuance of equity.

The credit markets, including the commercial paper markets in the United States, have experienced adverse conditions. Although we have not been materially impacted by these conditions, continuing volatility in the credit markets may increase costs associated with renewing or issuing debt, or affect our, or third parties we seek to do business with, ability to access those markets.

Our future growth and acquisitions may depend on our ability to raise additional funds through equity and debt markets. Determination of the borrowing base under a new credit facility if any, will most likely be dependent on our success in maintaining or increasing oil and gas reserves and on future oil prices. Additional funds will be provided to us if holders of our warrants to purchase common shares decide to exercise the warrants. Should we be required to raise debt or equity financing to fund capital expenditures or other acquisition and development opportunities, such funding may be affected by the market value of our common stock. If the price of our common stock declines, our ability to utilize our stock to raise capital may be negatively affected. Also, raising funds by issuing stock or other equity securities would further dilute our existing stockholders, and this dilution would be exacerbated by a decline in our stock price. Any securities we issue may have rights, preferences and privileges that are senior to our existing equity securities. Borrowing money may also involve pledging of some or all of our assets.

2010 Work Program and Capital Expenditure Program

Gran Tierra's 2010 work program is intended to create both growth and value in our existing assets through increasing our reserves and production from exploration financed by cash flow, while retaining financial flexibility with a strong cash position and no debt, so that we can be positioned to undertake further development opportunities and to pursue acquisition opportunities. However, actual capital expenditures may vary significantly from our 2010 work program if unexpected events or circumstances occur, such as new opportunities present themselves, or anticipated opportunities do not come to fruition, which may therefore either increase or decrease the amount of capital expenditures we incur in 2010.

Excluding potential exploration success, production in 2010 is expected to range between 14-16,000 BOPD net after royalty.

Gran Tierra has planned a 2010 capital spending program of $195 million for exploration and development activities in Colombia, Peru, Argentina and business development activities in Brazil. Planned capital expenditures in Colombia are $129 million, $41 million in Peru, and $23 million in Argentina.

We expect that our committed and discretionary 2010 capital program can be funded from cash flow from operations and cash on hand.

Outlook—Colombia

The 2010 capital program in Colombia is $129 million. The majority (64%) of the 2010 capital spending in Colombia is associated with exploration, which includes the drilling of 7 exploration wells plus seismic acquisition programs in 6 blocks to prepare drilling opportunities for 2011. The 2010 exploration drilling program in Colombia includes the following wells:

- Chaza block: 1 exploration well;
- Guayuyaco block: 1 exploration well;
- Azar block: 2 exploration wells;
- Rumiyaco block: 1 exploration well;
- Piedemonte Sur: 1 exploration well;
- Piedemonte Norte: 1 exploration well.

The 2010 seismic acquisition in Colombia include the following programs:

- Chaza block: 70 km2 3D;
- Guayuyaco block: 40 km2 3D;
- Azar block: 75 km2 3D;
- Rumiyaco block: 95 km2 3D + 12 km 2D;
- Piedemonte Norte block: 70 km 2D;
- Piedemonte Sur block: 10 km 2D.

In addition to the above exploration activity we plan to spend approximately $47 million on development related activities which includes drilling one water injector well in the Costayaco field and infrastructure improvements. New infrastructure construction planned for the Costayaco field includes crude gathering lines, water lines, pumping stations, storage batteries, crude unloading facilities, water injection and disposal, and Costayaco electrification and field support facilities. During 2010 upgrades to the Santana pumping station are scheduled to continue, with the objective to improve storage and pumping capacity.

Outlook—Argentina

The 2010 capital program in Argentina is $23 million. Gran Tierra's planned work program for 2010 consists of a re-entry and sidetrack of one well in the Valle Morado block, seismic acquisition in the Santa Victoria block, facilities upgrades, and well workovers.

In the Valle Morado block, a re-entry and sidetrack of the VM.x-1001 well is scheduled for Q3 2010, for an estimated cost of $15 million. The sidetrack well is being drilled to test the resource potential discovered by the VM.x-1001 well. Existing pipeline and gas processing plant capacity is capable of handling 30 MMSCF/day.

In the Santa Victoria block a 150 Km2 3D and 200 Km 2D seismic acquisition program is planned for Q3 2010 to define structural and stratigraphic traps in a gas-condensate trend identified from existing seismic data.

The 2010 budget also includes approximately $4 million for workovers and facilities upgrades on other Gran Tierra properties in the Noroeste Basin.

Outlook—Peru

The 2010 capital program in Peru is $41 million. We have entered the second exploration period of both blocks 122 and 128 on the eastern flank of the Marañon Basin of northern Peru. We have identified more than 20 leads based on interpretation of a 20,000 linear kilometer airborne gravity and magnetic survey completed over the blocks in 2008. An environmental and social impact assessment has been completed in preparation for initiating a 554 kilometer 2-D seismic acquisition survey beginning in the second quarter of 2010 over the principal leads identified on the two blocks. We are planning on drilling up to four exploration wells beginning late in the second quarter of 2010 and continuing into the second half of 2010.

Outlook—Brazil

We established a business development office in Brazil during August, 2009. We are currently undertaking the evaluation of a variety of exploration and development new venture opportunities. An operating budget of $2.4 million to continue this initiative in Brazil has been approved for 2010.

Critical Accounting Policies and Estimates

The preparation of financial statements under generally accepted accounting principles ("GAAP") in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The critical accounting policies used by management in the preparation of our consolidated financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regards to estimates used. We believe that the assumptions, judgments and estimates involved in the accounting for oil and gas accounting and reserves determination, establishment of fair values of assets and liabilities acquired as part of acquisitions, impairment, asset retirement obligations, goodwill impairment, deferred income taxes, share-based payment arrangements, and warrants have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules which require us to make judgments and estimates, so we consider these to be our critical accounting estimates. Our critical accounting policies and significant judgments and estimates related to those policies are discussed below.

Actual results could differ from these estimates, however, historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results.

On a regular basis we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Oil and Gas Accounting-Reserves Determination

We follow the full cost method of accounting for our investment in oil and natural gas properties, as defined by the U.S. Securities and Exchange Commission ("SEC"), as described in note 2 to our annual consolidated financial statements. Full cost accounting depends on the estimated reserves we believe are recoverable from our oil and gas reserves. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geo-physical, engineering and economic data.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

- Expected reservoir characteristics based on geological, geophysical and engineering assessments
- Future production rates based on historical performance and expected future operating and investment activities
- Future oil and gas quality differentials
- Assumed effects of regulation by governmental agencies
- Future development and operating costs

We believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Management is responsible for estimating the quantities of proved oil and natural gas reserves and for preparing related disclosures. Estimates and related disclosures are prepared in accordance with SEC requirements and generally accepted industry practices in the United States as prescribed by the Society of Petroleum Engineers. Reserve estimates are audited at least annually by independent qualified reserves consultants.

Our Board of Directors oversees the annual review of our oil and gas reserves and related disclosures. The Board meets with management periodically to review the reserves process, results and related disclosures and appoints and meets with the independent reserves consultants to review the scope of their work, whether they have had access to sufficient information, the nature and satisfactory resolution of any material differences of opinion, and in the case of the independent reserves consultants, their independence.

Reserves estimates are critical to many of our accounting estimates, including:

- Determining whether or not an exploratory well has found economically producible reserves
- Calculating our unit-of-production depletion rates. Proved reserves estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.
- Assessing, when necessary, our oil and gas assets for impairment. Estimated future cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserves estimates, are discussed below.

Oil and Gas Accounting and Impairment

The accounting for and disclosure of oil and gas producing activities requires that we choose between GAAP alternatives. We use the full cost method of accounting for our oil and natural gas operations. Under this method, separate cost centers are maintained for each country in which we incur costs. All costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. The sum of net capitalized costs and estimated future development costs of oil and natural gas properties for each full cost center are depleted using the units-of-production method. Changes in estimates of proved reserves, future development costs or asset retirement obligations are accounted for prospectively in our depletion calculation.

Investments in unproved properties are not depleted pending the determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties, the costs of which are individually significant, are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, these properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized in the appropriate full cost pool.

Companies that use the full cost method of accounting for oil and natural gas exploration and development activities are required to perform a ceiling test calculation each quarter on a country-by-country basis. The ceiling limits these pooled costs to the aggregate of the after-tax, present value, discounted at 10%, of future cash flows attributable to proved reserves, known as the standardized measure, plus the lower of cost or market value of unproved properties less any associated tax effects. Cash flow estimates for our impairment assessments require assumptions about two primary elements—constant prices and reserves. It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserves estimate and the estimated discounted cash flows is complex because of the necessary assumptions that need to be made regarding period end production rates, twelve month unweighted average prices and costs. If these capitalized costs exceed the ceiling, we will record a write-down to the extent of such excess as a non-cash charge to earnings. Any such write-down will reduce earnings in the period of occurrence and result in lower DD&A expense in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling. Due to the complexity of the calculation, we are unable to provide a reasonable sensitivity analysis of the impact that a reserves estimate decrease would have on our assessment of impairment. A reduction in oil and natural gas prices and/or estimated quantities of oil and natural gas reserves would reduce the ceiling limitation and could result in a ceiling test write-down.

We assessed our oil and gas properties for impairment as at December 31, 2009 and found no impairment write-down was required based on our assumptions for our Colombia cost center. As a result of assessing our oil and gas property impairment for our Argentina cost center, a ceiling test impairment loss of $1.9 million was recorded as a result of an increase in estimated future operating costs to produce our remaining Argentine proved reserves. We assessed our oil and gas properties for impairment as at December 31, 2008 and 2007 and found no impairment write-downs were required based on our assumptions. Estimates of standardized measure of our future cash flows from proved reserves for our December 31, 2009 ceiling tests were based on realized crude oil prices of $61.04 and $4.50 per mcf in Colombia and $40.98 for oil production in Argentina and $2.90 per mcf for gas production in Argentina.

The acquisition of Solana, effective November 14, 2008, was accounted for using the purchase method, with Gran Tierra being the acquirer, whereby the Solana assets acquired and liabilities assumed were recorded at their fair values at the acquisition date with the excess of the purchase price over the fair values of the tangible and intangible net assets acquired recorded as goodwill. Calculation of fair values of assets and liabilities, which was done with the assistance of independent advisors, is subject to estimates which include various assumptions including the extent of proved and unproved reserves of the acquired company as well as the future production and development costs and the future oil and gas prices.

While these estimates of fair value for the various assets acquired and liabilities assumed have no effect on our liquidity or capital resources, they can have an effect on the future results of operations. Generally, the higher the fair value assigned to both oil and gas properties and non-oil and gas properties, the lower future net income will be as a result of higher future depreciation, depletion and accretion expense. Also, a higher fair value assigned to the oil and gas properties, based on higher future estimates of oil and gas prices, will increase the likelihood of a full cost ceiling write down in the event that subsequent oil and gas prices drop below our price forecast that was used to originally determine fair value.

Asset Retirement Obligations

We are required to remove or remedy the effect of our activities on the environment at our present and former operating sites by dismantling and removing production facilities and remediating any damage caused. Estimating our future asset retirement obligations requires us to make estimates and judgments with respect to activities that will occur many years into the future. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known and cannot be reasonably estimated as standards evolve in the countries in which we operate.

We record asset retirement obligations in our consolidated financial statements by discounting the present value of the estimated retirement obligations associated with our oil and gas wells and facilities. In arriving at amounts recorded, we make numerous assumptions and judgments with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligations result in an increase to the carrying cost of our property, plant and equipment. The obligations are accreted with the passage of time. A change in any one of our assumptions could impact our asset retirement obligations, our property, plant and equipment and our net income.

It is difficult to determine the impact of a change in any one of our assumptions. As a result, we are unable to provide a reasonable sensitivity analysis of the impact a change in our assumptions would have on our financial results.

Goodwill

Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired and we test for impairment at least annually. The impairment test requires allocating goodwill and certain other assets and liabilities to reporting units. We estimate the fair value of each reporting unit and compare it to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, we write down the goodwill to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for our reporting units, we estimate the fair values of the reporting units based upon estimated future cash flows of the reporting unit. The goodwill on our financial statements was a result of the Solana and Argosy acquisitions, and relates entirely to the Colombia reporting segment. This reporting segment is not at risk of failing the "Step 1" goodwill impairment test under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Intangibles—Goodwill and Others. The calculated fair value of the Colombian business unit was significantly in excess of its book values.

Differences in the our actual future cash flows, operating results, growth rates, capital expenditures, cost of capital and discount rates as compared to the estimates utilized for the purpose of calculating the fair value of each business unit, as well as a decline in our stock price and related market capitalization, could affect the results of our annual goodwill assessment and, accordingly, potentially lead to future goodwill impairment charges.

Income Taxes

We follow the liability method of accounting for income taxes whereby we recognize deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and tax purposes. We carry on business in several countries and as a result, we are subject to income taxes in numerous jurisdictions. The determination of our income tax provision is inherently complex and we are required to interpret continually changing regulations and make certain judgments. While income tax filings are subject to audits and reassessments, we believe we have made adequate provision for all income tax obligations. However, changes in facts and circumstances as a result of income tax audits, reassessments, jurisprudence and any new legislation may result in an increase or decrease in our provision for income taxes.

To assess the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Our effective tax rate is based on pre-tax income and the tax rates applicable to that income in the various jurisdictions in which we operate. An estimated effective tax rate for the year is applied to our quarterly operating results. In the event that there is a significant unusual or discrete item recognized, or expected to be recognized, in the our quarterly operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or discrete item. We consider the resolution of prior-year tax matters to be such items. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when it is more likely than not that we will not realize the full tax benefit of the position. We adjust these reserves in light of changing facts and circumstances.

Share-Based Payment Arrangements

We record share-based payment arrangements in accordance with the ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values.

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations.

Under ASC 718, share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Compensation expense is recognized using the accelerated method. As share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under ASC 718, we utilized a Black-Scholes option pricing model to measure the fair value of stock options granted to employees. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards.

Warrants

We follow the fair-value method of accounting for warrants issued to purchase our common stock. The change of $4.2 million in the fair value of warrants issued in the 2006 Offering, arising from the amendment to the terms of the warrants in connection with the settlement of the liability for liquidated damages, was determined using a Black-Scholes option pricing model using inputs similar to those used for Gran Tierra's issued equity instruments issued.

New Accounting Pronouncements

Framework for Fair Value Measurement

In February 2008, the Financial Accounting Standards Board ("FASB") issued guidance related to the application of the framework for fair value measurement to non-financial assets and non-financial liabilities. The FASB decided to delay the effective date of applying the framework for fair value measurement to non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The implementation of this guidance, effective January 1, 2009, did not materially impact Gran Tierra's consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB issued accounting standards which require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. These standards were applied prospectively. The implementation of these standards, effective January 1, 2009, did not materially impact Gran Tierra's consolidated financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued accounting standards that require enhanced disclosures about an entity's derivative and hedging activities. Entities are required to provide disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The standards increase convergence with International Financial Reporting Standards ("IFRS"), as it relates to disclosures of derivative instruments. The implementation of these standards, effective January 1, 2009, did not materially impact Gran Tierra's consolidated financial position, results of operations or cash flows.

The SEC Modernization of Oil and Gas Reporting

In December 2008, the SEC released Final Rule, "Modernization of Oil and Gas Reporting" to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices. Gran Tierra has adopted the provisions of this final ruling for disclosures in the financial statements included in this Annual Report for the year ending December 31, 2009. The implementation of this rule did not materially impact Gran Tierra's disclosures, operating results, financial position and cash flows.

Fair Value Measurement in Inactive Markets and Distressed Transactions

In April 2009, the FASB issued guidance for estimating fair value in accordance with the framework for fair value measurement, when the volume and level of activity for the asset or liability have significantly decreased. At the same time the FASB issued guidance on identifying circumstances that indicate a transaction is not orderly. The standard was applied prospectively. The implementation of this standard, effective for interim periods ending after June 15, 2009, did not materially impact Gran Tierra's consolidated financial position, operating results and cash flows.

Subsequent Events

In May 2009, the FASB issued standards addressing subsequent events. The standards address the recognition and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements. The FASB issued the standards in order to incorporate, within the accounting standards, principles that had originated in auditing standards. The standards also require an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The standards do not differ significantly from previously applied standards on disclosure of subsequent events. Gran Tierra implemented these standards prospectively on June 30, 2009. The standards did not have a material impact on Gran Tierra's consolidated financial position, operating results and cash flows. Gran Tierra has evaluated subsequent events through February 26, 2010, the date the financial statements were issued, and noted no subsequent events that required disclosure.

FASB Accounting Standards Codification

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification was applied on September 30, 2009. Now, only one level of authoritative US GAAP exists. All other literature is considered non-authoritative. The Codification does not change US GAAP; instead, it introduced a new structure that is organized in an online research system. The Codification did not have an impact on Gran Tierra's consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update, "Measuring Liabilities at Fair Value," This update provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances, an entity is required to measure fair value that uses (1) the quoted price of the identical liability when traded as an asset, or (2) quoted prices for similar liabilities or similar liabilities when traded as assets, or (3) another valuation technique consistent with the fair value measurement principles such as an income approach or a market approach. The implementation of this update October 1, 2009 did not materially impact Gran Tierra's consolidated financial position, operating results and cash flows.

Variable Interest Entities

In June 2009, the FASB issued revised accounting standards to improve financial reporting by enterprises involved with variable interest entities. The standards replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and: (1) the obligation to absorb losses of the entity; or, (2) the right to receive benefits from the entity. The standards will be implemented prospectively on January 1, 2010. Gran Tierra is currently reviewing the impact, if any, on Gran Tierra's consolidated financial statements.

Gran Tierra has reviewed all other recently issued, but not yet adopted, accounting standard updates in order to determine their effects, if any, on its consolidated financial statements. Based on that review, Gran Tierra believes that the implementation of these standards will not materially impact Gran Tierra's consolidated financial position, operating results or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Our principal market risk relates to oil prices. Essentially 100% of our revenues are from oil sales at prices which are defined by contract relative to WTI and adjusted for transportation and quality, for each month. In Argentina, a further discount factor which is related to a tax on oil exports establishes a common pricing mechanism for all oil produced in the country, regardless of its destination.

In accordance with the terms of the credit facility with Standard Bank Plc, which we entered into on February 28, 2007, and which expired February 22, 2010, we entered into a costless collar financial derivative contract for crude oil based on WTI price, with a floor of $48.00 and a ceiling of $80.00, for a three year period, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010. At December 31, 2009, this costless collar represented a liability of $44,000, compared to an asset of $233,000 at December 31, 2008. A hypothetical 10% increase in WTI price on December 31, 2009 would cause the value to increase by approximately $81,000, and a hypothetical 10% decrease in WTI price on December 31, 2009 would cause the value to decrease by approximately $38,000. This compares to a hypothetical 10% increase in WTI price on December 31, 2008 would cause the value to decrease by approximately $229,000, and a hypothetical 10% decrease in WTI price on December 31, 2008 would cause the value to increase by approximately $345,000.

We consider our exposure to interest rate risk to be immaterial as we hold only cash and cash equivalents. Interest rate exposures relate entirely to our investment portfolio, as we do not have short term or long term debt. Our investment objectives are focused on preservation of principal and liquidity. By policy, we manage our exposure to market risks by limiting investments to high quality bank issuers at overnight rates, or government securities of the United States or Canadian federal governments such as Guaranteed Investment Certificates or Treasury Bills. We do not hold any of these investments for trading purposes. We do not hold equity investments.

Foreign currency risk is a factor for our company but is ameliorated to a large degree by the nature of expenditures and revenues in the countries where we operate. We have not engaged in any formal hedging activity with regard to foreign currency risk. Our reporting currency is U.S. dollars and essentially 100% of our revenues are related to the U.S. price of West Texas intermediate oil. In Colombia until December 2009, we received 75% of oil revenues in U.S. dollars and 25% in Colombian pesos at current exchange rates. The majority of our capital expenditures in Colombia are in U.S. dollars and the majority of local office costs are in local currency. As a result, the 75%/25% allocation between U.S. dollar and peso denominated revenues has been approximately balanced between U.S. and peso expenditures, providing a natural currency hedge. In the future we will receive 100% of our revenue in Colombia in U.S. dollars. In Argentina, reference prices for oil are in U.S. dollars and revenues are received in Argentine pesos according to current exchange rates. The majority of capital expenditures within Argentina have been in U.S. dollars with local office costs generally in pesos. While we operate in South America exclusively, the majority of our spending since our inauguration has been for acquisitions. The majority of these acquisition expenditures have been valued and paid in U.S. dollars.

Additionally, foreign exchange gains/losses result from the fluctuation of the U.S. dollar to the Colombian peso due to our deferred tax liability, a monetary liability, which is mainly denominated in the local currency of the Colombian foreign operations. As a result, a foreign exchange gain/loss must be calculated on conversion to the U.S. dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $99,000 for each one peso decrease in the exchange rate of the Colombian peso to one U.S. dollar.

Financial Statements and Supplementary Data.

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Gran Tierra Energy Inc.:

We have audited the accompanying consolidated balance sheets of Gran Tierra Energy Inc. and subsidiaries (the "Company") as at December 31, 2009 and 2008, and the related consolidated statements of operations and retained earnings (accumulated deficit), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gran Tierra Energy Inc. and subsidiaries as at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 26, 2010

Consolidated Statements of Operations and Retained Earnings (Accumulated Deficit)

For the Years Ended December 31, 2009, 2008 and 2007		Year Ended December 31,	
(Thousands of U.S. Dollars, Except Share and Per Share Amounts)	2009	2008	2007
REVENUE AND OTHER INCOME			
Oil and natural gas sales	$ 262,629	$ 112,805	$ 31,853
Interest	1,087	1,224	425
	263,716	114,029	32,278
EXPENSES			
Operating	40,784	19,218	10,474
Depletion, depreciation and accretion	135,863	25,737	9,415
General and administrative	28,787	18,593	10,232
Liquidated damages (Note 6)	–	–	7,367
Derivative financial instruments (gain) loss (Note 11)	190	(193)	3,040
Foreign exchange (gain) loss	19,797	6,235	(78)
	225,421	69,590	40,450
INCOME (LOSS) BEFORE INCOME TAXES	38,295	44,439	(8,172)
Income tax expense (Note 8)	(24,354)	(20,944)	(295)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	13,941	23,495	(8,467)
RETAINED EARNINGS (ACCUMULATED DEFICIT), BEGINNING OF YEAR	6,984	(16,511)	(8,044)
RETAINED EARNINGS (ACCUMULATED DEFICIT), END OF YEAR	$ 20,925	$ 6,984	$ (16,511)
NET INCOME (LOSS) PER SHARE—BASIC	$ 0.06	$ 0.19	$ (0.09)
NET INCOME (LOSS) PER SHARE—DILUTED	$ 0.05	$ 0.16	$ (0.09)
WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC (Note 6)	241,258,568	123,421,898	95,096,311
WEIGHTED AVERAGE SHARES OUTSTANDING—DILUTED (Note 6)	253,590,103	143,194,590	95,096,311

(See notes to the consolidated financial statements)

Consolidated Balance Sheets

As at December 31, 2009 and 2008	As at December 31,	
(Thousands of U.S. Dollars)	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 270,786	$ 176,754
Restricted cash	1,630	-
Accounts receivable	35,639	7,905
Inventory (Note 2)	4,879	999
Taxes receivable	1,751	5,789
Prepaids	1,820	1,103
Derivative financial instruments (Note 11)	-	233
Deferred tax assets (Note 8)	4,252	2,262
Total Current Assets	320,757	195,045
Oil and Gas Properties (using the full cost method of accounting)		
Proved	474,679	380,855
Unproved	234,889	384,195
Total Oil and Gas Properties	709,568	765,050
Other capital assets	3,175	2,502
Total Property, Plant and Equipment (Note 5)	712,743	767,552
Other Long Term Assets		
Restricted cash	162	-
Deferred tax assets (Note 8)	7,218	10,131
Other long term assets	347	1,315
Goodwill (Note 3)	102,581	98,582
Total Other Long Term Assets	110,308	110,028
Total Assets	$ 1,143,808	$ 1,072,625
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable (Note 9)	$ 36,786	$ 21,134
Accrued liabilities (Note 9)	40,229	12,841
Derivative financial instruments (Note 11)	44	-
Taxes payable	28,087	28,163
Deferred tax liability (Note 8)	-	100
Asset retirement obligation (Note 7)	450	-
Total Current Liabilities	105,596	62,238
Long Term Liabilities		
Deferred tax liability (Note 8)	216,625	213,093
Deferred remittance tax (Note 8)	903	1,117
Asset retirement obligation (Note 7)	4,258	4,251
Total Long Term Liabilities	221,786	218,461
Commitments and Contingencies (Note 10)		
Subsequent Event (Note 14)		
Shareholders' Equity		
Common shares (Note 6)	1,431	226
(219,459,361 and 190,248,384 common shares and 24,639,513 and 48,238,269 exchangeable shares, par value $0.001 per share, issued and outstanding as at December 31, 2009 and 2008 respectively)		
Additional paid in capital	766,963	754,832
Warrants	27,107	29,884
Retained earnings	20,925	6,984
Total Shareholders' Equity	816,426	791,926
Total Liabilities and Shareholders' Equity	$ 1,143,808	$ 1,072,625

(See notes to the consolidated financial statements)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

(Thousands of U.S. Dollars)	2009	2008	2007
		Year Ended December 31,	
Operating Activities			
Net income (loss)	$ 13,941	$ 23,495	$ (8,467)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depletion, depreciation and accretion	135,863	25,737	9,415
Deferred taxes	(15,355)	(6,418)	185
Stock based compensation	5,309	2,520	810
Liquidated damages	–	–	5,839
Unrealized (gain) loss on financial instruments (Note 11)	277	(2,882)	2,649
Unrealized foreign exchange loss	19,496	6,985	–
Settlement of asset retirement obligations (Note 7)	(52)	(334)	–
Net changes in non-cash working capital			
Accounts receivable	(27,926)	34,943	(5,604)
Inventory	(1,849)	(107)	25
Prepaids	(717)	261	234
Accounts payable and accrued liabilities	36,875	10,697	2,807
Taxes receivable and payable	(409)	14,840	869
Net cash provided by operating activities	165,453	109,737	8,762
Investing Activities			
Restricted cash	(1,792)	–	1,010
Additions to property, plant and equipment	(80,932)	(55,217)	(15,976)
Proceeds from disposition of oil and gas property (Note 5)	5,400	–	–
Cash acquired on acquisition net of acquisition costs (Note 3)	–	81,912	–
Long term assets and liabilities	968	446	(427)
Net cash provided by (used in) investing activities	(76,356)	27,141	(15,393)
Financing Activities			
Proceeds from issuance of common stock	4,935	21,687	719
Net cash provided by financing activities	4,935	21,687	719
Net increase (decrease) in cash and cash equivalents	94,032	158,565	(5,912)
Cash and cash equivalents, beginning of year	176,754	18,189	24,101
Cash and cash equivalents, end of year	$ 270,786	$ 176,754	$ 18,189
Cash	$ 182,197	$ 110,688	$ 18,189
Term deposits	88,589	66,066	–
Cash and cash equivalents, end of year	$ 270,786	$ 176,754	$ 18,189
Supplemental cash flow disclosures:			
Cash paid for interest	$ –	$ –	$ 80
Cash paid for taxes	$ 31,527	$ 11,587	$ 116
Non-cash investing activities:			
Non-cash working capital related to property, plant and equipment	$ 17,972	$ 11,096	$ 8,259

(See notes to the consolidated financial statements)

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2009, 2008 and 2007		Year Ended December 31,	
(Thousands of U.S. Dollars)	2009	2008	2007
Share Capital			
Balance, beginning of year	$ 226	$ 95	$ 95
Issue of common shares	1,205	131	1
Cancelled common shares	–	–	(1)
Balance, end of year	1,431	226	95
Additional Paid in Capital			
Balance, beginning of year	754,832	76,805	71,311
Cancelled common shares	–	–	(1,086)
Issue of common shares	2,650	663,405	719
Issue of stock options in a business combination (Note 3)	–	1,345	–
Issue of warrants (Restated—Note 6)	–	–	4,453
Exercise of warrants (Restated—Note 6)	2,777	10,113	407
Exercise of stock options	1,080	72	–
Stock based compensation expense	5,624	3,092	1,001
Balance, end of year	766,963	754,832	76,805
Warrants			
Balance, beginning of year	29,884	16,403	12,832
Cancelled warrants	–	–	(233)
Issue of warrants (Note 3) (Restated—Note 6)	–	23,594	4,172
Exercise of warrants (Restated—Note 6)	(2,777)	(10,113)	(368)
Balance, end of year	27,107	29,884	16,403
Retained Earnings (Accumulated Deficit)			
Balance, beginning of year	6,984	(16,511)	(8,044)
Net income (loss)	13,941	23,495	(8,467)
Balance, end of year	20,925	6,984	(16,511)
Total Shareholders' Equity	$ 816,426	$ 791,926	$ 76,792

(See notes to the consolidated financial statements)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007
Expressed in U.S. Dollars, unless otherwise stated

1. Description of Business

Gran Tierra Energy Inc., a Nevada corporation (the "Company" or "Gran Tierra"), is a publicly traded oil and gas company engaged in acquisition, exploration, development and production of oil and natural gas properties. The Company's principal business activities are in Colombia, Argentina, Peru and Brazil.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. The Company believes that the information and disclosures presented are adequate to ensure the information presented is not misleading.

Significant accounting policies are:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes from those estimates are recorded when known. Oil and natural gas reserves and related present value of future cash flows, impairment assessments of oil and gas properties and goodwill, stock option expense, income taxes, asset retirement obligation, derivative financial instrument valuation, legal and environmental risks and exposures and any assumptions associated with valuation of oil and gas properties are all subject to estimation in the Company's financial results.

Foreign currency translation

The functional currency of the Company, including its subsidiaries in Colombia, Argentina, Peru and Brazil, is the United States dollar. Monetary items are translated into the reporting currency at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated in a manner that produces substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation or amortization of assets is translated at the historical exchange rates similar to the assets to which they relate.

Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statement of operations and retained earnings (accumulated deficit).

Fair value of financial instruments

The Company's financial instruments are cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and derivatives. The fair values of these financial instruments approximate their carrying values due to their immediate or short-term nature.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash

Restricted cash relates to cash resources pledged to secure letters of credit. All letters of credit currently secured by cash relate to requirements for work commitment guarantees contained in exploration contracts.

Allowance for doubtful accounts

The Company estimates losses on receivables based on known uncollectible accounts, if any, and historical experience of losses incurred. The allowance for doubtful receivables was $0.3 and $0.4 million at December 31, 2009 and 2008, respectively.

Inventory

Inventory consists of crude oil in tanks and supplies. Crude oil in tanks is valued at the lower of cost or market value. Supplies are valued at lower of cost or market. The cost of inventory is determined using the weighted average method. Crude oil inventories include expenditures incurred to produce, upgrade and transport the product to the storage facilities. Crude oil inventories at December 31, 2009 and 2008 are $3.8 million and $0.8 million, respectively. Supplies at December 31, 2009 and 2008 are $1.1 and $0.2 million, respectively.

Oil and gas properties

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Separate cost centers are maintained for each country in which the Company incurs costs. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities, however, are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unless a significant portion of the Company's proved reserve quantities in a particular country are sold (25% or greater), proceeds from the sale of oil and natural gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized.

The Company computes depletion of oil and natural gas properties on a quarterly basis using the unit-of-production method based upon production and estimates of proved reserve quantities. Unproved properties are excluded from the amortizable base until evaluated. The cost of exploratory dry wells is transferred to proved properties and thus subject to amortization immediately upon determination that a well is dry in those countries where proved reserves exist. Future development costs are added to the amortizable base.

Unproved properties are evaluated quarterly for possible impairments. If impairment has occurred, the impairment is transferred to proved properties and thus subject to amortization immediately. For prospects where a reserve base has not yet been established, the impairment is charged to earnings. This evaluation considers among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plans, and political, economic, and market conditions.

In exploration areas, related geological and geophysical ("G&G") costs are capitalized in unproved property and evaluated as part of the total capitalized costs associated with a property. G&G costs related to development projects are recorded in proved properties and therefore subject to amortization as incurred.

The Company performs a ceiling test calculation each quarter in accordance with the U.S. Securities and Exchange Commission ("SEC") Regulation S-X Rule 4-10. In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at ten percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged as additional depletion expense. As a result of implementing the SEC released Final Rule, "Modernization of Oil and Gas Reporting" to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances as at December 31, 2009, the Company calculates future net cash flows by applying the 12 month period unweighted arithmetic average of the price as of the first day of each month within that 12 month period, unless prices are defined by contractual arrangements, excluding escalations based on future conditions. In prior years, the Company determined future net cash flows by applying those prices in effect for each country at the end of the reporting period.

Asset retirement obligations

The Company provides for future asset retirement obligations on its oil and natural gas properties based on estimates established by current legislation. The asset retirement obligation is initially measured at fair value and capitalized to capital assets as an asset retirement cost. The asset retirement obligation accretes until the time the asset retirement obligation is expected to settle while the asset retirement cost is amortized over the useful life of the underlying capital assets.

The amortization of the asset retirement cost and the accretion of the asset retirement obligation are included in depletion, depreciation and accretion ("DD&A"). Actual asset retirement costs are recorded against the obligation when incurred. Any difference between the recorded asset retirement obligations and the actual retirement costs incurred is recorded as a gain or loss in the period of settlement.

Other assets

Other assets, including additions and replacements, are recorded at cost upon acquisition and include furniture and fixtures, computer equipment, automobiles and assets under capital leases. The cost of repairs and maintenance is charged to expense as incurred. Depreciation related to assets under capital leases is recorded as part of DD&A in the consolidated statement of operations. Depreciation is provided using the declining-balance-basis at a 30% annual rate for computer equipment, furniture and fixtures and automobiles.

Revenue recognition

Revenue from the production of crude oil and natural gas is recognized when title passes to the customer and when collection of the revenue is reasonably assured. For the Company's Colombian operations, Gran Tierra's customers take title when the crude oil is transferred to their pipeline. In Argentina, Gran Tierra transports product from the field to the customer's refinery by truck. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

Goodwill

Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired and is tested for impairment at least annually unless business events indicate an impairment test is required. The impairment test requires allocating goodwill and certain other assets and liabilities to assigned reporting units. The fair value of each reporting unit is estimated and compared to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, then the goodwill is written down to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for the Company's reporting units, the fair values of the reporting units are estimated based upon estimated future cash flows of the reporting unit. The goodwill on the Company's financial statements was a result of the acquisitions of Solana Resources Limited ("Solana") and Argosy Energy International L.P. ("Argosy"), and relates entirely to the Colombia reporting segment. The Company performed annual impairment tests of goodwill at December 31, 2009 and 2008. Based on these assessments, no impairment of goodwill was identified.

Income taxes

Deferred income taxes are recognized using the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax base, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. Valuation allowances are provided if, after considering available evidence, it is not more likely than not that some or all of the deferred tax assets will be realized.

The evaluation of an uncertain tax position is a two-step process. The first step is recognition: The Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statement of operations. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future.

Income (loss) per share

Basic income (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period. The diluted income (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

Stock-based compensation

The Company follows the fair-value based method of accounting for stock options granted to directors, officers and employees. Compensation expense for options granted is based on the estimated fair value, using the Black-Scholes option pricing model, at the time of grant and the expense is recognized over the requisite service period of the option. Stock-based compensation expense is included as part of oil and natural gas properties, operating expenses, and general and administrative expenses with a corresponding increase to contributed surplus and recognized using the accelerated method.

Accounting for oil and gas derivative instruments

The Company recognizes all derivative instruments as either assets or liabilities at fair value in its financial statements. The Company may or may not elect to designate a derivative instrument as a hedge against changes in the fair value of an asset or a liability (a "fair value hedge") or against exposure to variability in expected future cash flows (a "cash flow hedge"). The accounting treatment for the changes in fair value of a derivative instrument is dependent upon whether or not a derivative instrument is a cash flow hedge or a fair value hedge, and upon whether or not the derivative is designated as a hedge as noted above. Changes in fair value of a derivative instrument designated as a cash flow hedge are recognized, to the extent the hedge is effective, in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of a derivative instrument designated as a fair value hedge are recognized in the consolidated statement of operations along with the changes in fair value of the hedged item attributable to the hedged risk. Where hedge accounting is not elected or if a derivative instrument does not qualify as either a fair value hedge or a cash flow hedge, changes in fair value are recognized in earnings as derivative financial instrument gain or loss. The Company's derivative instruments currently do not qualify as either a fair value hedge or a cash flow hedge.

Warrants

Upon issuance, the Company records warrants issued to purchase its common stock at fair-value; subsequently, the warrants are carried at amortized cost. The Company determines the fair value of warrants issued by using the Black-Scholes option pricing model. The change of $4.2 million in the fair value of warrants issued in the 2006 Offering, arising from the amendment to the terms of the warrants in connection with the settlement of the liability for liquidated damages, was determined using Black-Scholes option pricing (Note 6). Warrants were assumed on the acquisition of Solana and their fair value of $23.6 million was recorded as part of the consideration paid for the acquisition (Note 3).

New accounting pronouncements

Framework for Fair Value Measurement

In February 2008, the Financial Accounting Standards Board ("FASB") issued guidance related to the application of the framework for fair value measurement to non-financial assets and non-financial liabilities. The FASB decided to delay the effective date of applying the framework for fair value measurement to non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The implementation of this guidance, effective January 1, 2009, did not materially impact the Company's consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB issued accounting standards which require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. These standards were applied prospectively. The implementation of these standards, effective January 1, 2009, did not impact the Company's consolidated financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued accounting standards that require enhanced disclosures about an entity's derivative and hedging activities. Entities are required to provide disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The standards increase convergence with IFRS, as it relates to disclosures of derivative instruments. The implementation of these standards, effective January 1, 2009, did not materially impact the Company's consolidated financial position, results of operations or cash flows. Expanded disclosures are included in Note 11.

The SEC Modernization of Oil and Gas Reporting

In December 2008, the SEC released Final Rule, "Modernization of Oil and Gas Reporting" to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices. The Company has adopted the provisions of this final ruling for disclosures in these financial statements included in the Annual Report for the year ending December 31, 2009. The implementation, applied prospectively from December 31, 2009, of this rule did not materially impact the Company's disclosures, operating results, financial position or cash flows.

Fair Value Measurement in Inactive Markets and Distressed Transactions

In April 2009, the FASB issued guidance for estimating fair value in accordance with the framework for fair value measurement, when the volume and level of activity for the asset or liability have significantly decreased. At the same time the FASB issued guidance on identifying circumstances that indicate a transaction is not orderly. The standard was applied prospectively. The implementation of this standard, effective for interim periods ending after June 15, 2009, did not materially impact the Company's consolidated financial position, operating results or cash flows.

Subsequent Events

In May 2009, the FASB issued standards addressing subsequent events. The standards address the recognition and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements. The FASB issued the standards in order to incorporate, within the accounting standards, principles that had originated in auditing standards. The standards also require an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The standards do not differ significantly from previously applied standards on disclosure of subsequent events. The Company implemented these standards prospectively on June 30, 2009. The standards did not have a material impact on the Company's consolidated financial position, operating results and cash flows. The Company has evaluated subsequent events through February 26, 2010, the date the financial statements were issued, and noted no subsequent events that required disclosure.

FASB Accounting Standards Codification

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification was applied on September 30, 2009. Now, only one level of authoritative US GAAP exists. All other literature is considered non-authoritative. The Codification is not intended to change US GAAP; instead, it introduced a new structure that is organized in an online research system. The Codification did not have an impact on the Company's consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update, "Measuring Liabilities at Fair Value," This update provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances, an entity is required to measure fair value that uses (1) the quoted price of the identical liability when traded as an asset, or (2) quoted prices for similar liabilities or similar liabilities when traded as assets, or (3) another valuation technique consistent with the fair value measurement principles such as an income approach or a market approach. The implementation of this update on October 1, 2009 did not materially impact the Company's consolidated financial position, operating results or cash flows.

Variable Interest Entities

In June 2009, the FASB issued revised accounting standards to improve financial reporting by enterprises involved with variable interest entities. The standards replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and: (1) the obligation to absorb losses of the entity; or, (2) the right to receive benefits from the entity. The standards will be implemented prospectively on January 1, 2010. The Company is currently reviewing the impact, if any, on the Company's consolidated financial statements.

3. Business Combinations

Solana Resources Limited

On July 29, 2008, Gran Tierra announced that it had entered into an agreement providing for the business combination of Gran Tierra and Solana, an international resource company engaged in the acquisition, exploration, development and production of oil and natural gas in Colombia with its head office located in Calgary, Alberta, Canada. Under the terms of the agreement with Solana, each Solana shareholder received, for each Solana common share held, either: (1) 0.9527918 of a share of Gran Tierra common stock; or (2) 0.9527918 of a common share of a Canadian subsidiary of Gran Tierra (the "exchangeable shares"). The exchangeable shares: (a) have the same voting rights, dividend entitlements and other attributes as Gran Tierra common stock; (b) are exchangeable, at each stockholder's option, on a one-for-one basis into Gran Tierra common stock. Exchangeable shares, issued upon the acquisition, are listed on the Toronto Stock Exchange under the symbol GTX and will automatically be exchanged for Gran Tierra common stock five years from closing, and in certain other events. In addition, certain Solana options were exchanged for options of Gran Tierra based on the above exchange ratio, and holders of Solana warrants elected to continue to hold their warrants, which are exercisable into shares of common stock of Gran Tierra pursuant to the terms of such warrants and based on the above exchange ratio.

The transaction was completed November 14, 2008 pursuant to a plan of arrangement in accordance with the Business Corporations Act (Alberta). Upon completion of the transaction, Solana became an indirect wholly-owned subsidiary of Gran Tierra. On a diluted basis, upon the closing of the plan of arrangement, Solana security holders owned approximately 49% of the combined company and Gran Tierra security holders owned approximately 51% of the combined company.

The acquisition was accounted for using the purchase method, with Gran Tierra being the acquirer, whereby the Solana assets acquired and liabilities assumed are recorded at their fair values at the acquisition date of November 14, 2008 and the results of Solana have been consolidated with those of Gran Tierra from that date. The fair value of Gran Tierra's shares was determined as the weighted average closing price of the common shares of Gran Tierra for the five-day period around the announcement date of July 29, 2008, being two days prior to and after the acquisition was agreed to and announced, and the announcement date. The fair value of each exchangeable share issued is equal to the fair value of a common share of Gran Tierra.

Under the terms of the acquisition, Gran Tierra acquired all of the issued and outstanding common shares of Solana in exchange for 120,620,967 shares comprised of 51,516,332 Gran Tierra common shares and 69,104,635 exchangeable shares of Gran Tierra Exchange Co, a wholly-owned subsidiary of Gran Tierra. In accordance with the provisions of the agreement, 490,001 Solana stock options were exchanged for 466,869 Gran Tierra stock options. Also, 7,500,000 Solana warrants were assumed on the date of the acquisition and are exchangeable for 7,145,938 Gran Tierra common shares. The fair value of the options and warrants was included as part of the consideration for this acquisition and was determined based on market price over a five day period before and after the announcement date using the Black-Scholes option pricing model with the following assumptions:

Warrants

Exercise price (Canadian dollars per warrant)	$2.00
Risk-free interest rate	2.28%
Expected life	1.7 years
Volatility	75%
Expected annual dividend per share	Nil
Fair value per warrant	$3.39

Stock Options

Exercise price (Canadian dollars per stock option)	$2.36–$4.33
Risk-free interest rate	2.28%
Expected life	1.3-4.8 years
Volatility	71%–75%
Expected annual dividend per share	Nil
Weighted average fair value per option	$2.75

Based on the conditions existing at the completion date, November 14, 2008, the fair value of the Solana warrants, as determined by Gran Tierra, exceeded the fair value of the Solana warrants, as determined by Solana, by approximately $0.6 million, and was recorded by Gran Tierra immediately as compensation expense and reported as part of general and administrative expenses.

On November 14, 2008 and prior to the November 15, 2008 deadline, as contractually agreed, Gran Tierra issued 2 million common shares to acquire the participating interest in Solana's properties that, under the Colombian Participation Agreement entered into in 2006 with Crosby Capital LLC ("Crosby") as part of the acquisition of Argosy, would otherwise accrue to the former owners of Argosy. The ascribed value of common shares issued has been included in the purchase consideration for the acquisition as the completion of the acquisition was dependent on the successful acquisition of this participating interest. The shares were issued in a private placement, subject to a registration rights agreement, and were registered with the SEC in February 2009.

The following table shows the allocation of the purchase price based on the fair values of the assets and liabilities acquired:

(Thousands of U.S. Dollars)	
Purchase Price:	
Common Shares/Exchangeable Shares issued net of share issue costs	$ 631,451
Warrants	23,594
Stock options	1,345
Two million common shares issued under Colombian Participation Agreement	10,470
Transaction costs	4,938
	$ 671,798
Purchase Price Allocated:	
Oil and Gas Properties	
Proved	$ 320,773
Unproved	360,493
Other assets	1,113
Other long-term assets	1,329
Goodwill (1)(2)	87,576
Net working capital (including cash acquired)(2)	95,356
Asset retirement obligations	(3,148)
Deferred income taxes	(191,694)
	$ 671,798

(1) Goodwill is not deductible for tax purposes and is subject to annual impairment test.
(2) Due to new information received during 2009, the Company reclassified $4.4 million from taxes payable to goodwill in the purchase price allocation relating to the Solana acquisition.

The unaudited pro forma results for the years ended December 31, 2008 and December 31, 2007 are shown below, as if the acquisition had occurred on January 1, 2008 and January 1, 2007. Pro forma results are not indicative of actual results or future performance.

	Year Ended December 31,	
(Unaudited) (Thousands of U.S. Dollars Except Per Share Amounts)	2008	2007
Oil and natural gas sales and interest	$ 221,043	$ 51,664
Net income (loss)	$ 66,886	$ (22,315)
Net income (loss) per share -basic	$ 0.29	$ (0.10)
Net income (loss) per share—diluted	$ 0.26	$ (0.10)

4. Segment and Geographic Reporting

The Company's reportable operating segments are Colombia and Argentina based on a geographic organization. The Company is primarily engaged in the exploration and production of oil and natural gas. Peru and Brazil are not reportable segments because the level of activity on these land holdings is not significant at this time and are included as part of the Corporate segment. The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from oil and natural gas operations before income taxes.

The results of Colombia and Corporate segments include the operations of Solana subsequent to the Company's acquisition of Solana (Note 3) on November 14, 2008.

The following tables present information on the Company's reportable geographic segments:

Year Ended December 31, 2009

(Thousands of U.S. Dollars except per unit of production amounts)	Colombia	Argentina	Corporate	Total
Revenues	$ 248,834	$ 13,795	$ –	$ 262,629
Interest Income	466	127	494	1,087
Depreciation, depletion & accretion	127,213	8,339	311	135,863
Depreciation, depletion & accretion—per unit of production	29.64	24.72	–	29.35
Segment income (loss) before income taxes	55,827	(4,230)	(13,302)	38,295
Segment capital expenditures[1]	$ 81,364	$ 4,532	$ 2,228	$ 88,124

Year Ended December 31, 2008

(Thousands of U.S. Dollars except per unit of production amounts)	Colombia	Argentina	Corporate	Total
Revenues	$ 103,202	$ 9,603	$ –	$ 112,805
Interest income	995	23	206	1,224
Depreciation, depletion & accretion	22,199	3,390	148	25,737
Depreciation, depletion & accretion—per unit of production	20.41	13.95	–	19.34
Segment income (loss) before income taxes	58,490	(3,157)	(10,894)	44,439
Segment capital expenditures	$ 31,725	$ 11,690	$ 3,313	$ 46,728

Year Ended December 31, 2007

(Thousands of U.S. Dollars except per unit of production amounts)	Colombia	Argentina	Corporate	Total
Revenues	$ 23,749	$ 8,104	$ –	$ 31,853
Interest income	222	15	188	425
Depreciation, depletion & accretion	6,850	2,477	88	9,415
Depreciation, depletion & accretion—per unit of production	20.56	11.66	–	17.26
Segment income (loss) before income taxes	11,484	(2,475)	(17,181)	(8,172)
Segment capital expenditures	$ 14,215	$ 1,679	$ 731	$ 16,625

As at December 31, 2009

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
Property, plant & equipment	$ 681,854	$ 24,510	$ 6,379	$ 712,743
Goodwill	102,581	–	–	102,581
Other assets	123,380	12,574	192,530	328,484
Total Assets	$ 907,815	$ 37,084	$ 198,909	$ 1,143,808

				As at December 31, 2008
(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
Property, plant & equipment	$ 735,208	$ 27,882	$ 4,462	$ 767,552
Goodwill	98,582	-	-	98,582
Other assets	44,554	8,868	153,069	206,491
Total Assets	$ 878,344	$ 36,750	$ 157,531	$ 1,072,625

(1) Net of net proceeds from the disposition of the Guachiria Blocks (see Note 5).

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2009, the Company had one significant customer for its Colombian crude oil, Ecopetrol S.A. ("Ecopetrol"), a Colombian government agency. Sales to Ecopetrol accounted for 94% of the Company's revenues in 2009, 89% in 2008, and 75% in 2007. In Argentina, the Company had one significant customer, Refineria del Norte S.A. ("Refiner"). Sales to Refiner accounted for 6% of the Company's revenues in 2009, 9% in 2008, and 25% in 2007.

5. Property, Plant and Equipment

	As at December 31, 2009			As at December 31, 2008		
(Thousands of U.S. Dollars)	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and natural gas properties						
Proved	$ 648,061	$ (173,382)	$ 474,679	$ 419,539	$ (38,684)	$ 380,855
Unproved	234,889	-	234,889	384,195	-	384,195
	882,950	(173,382)	709,568	803,734	(38,684)	765,050
Furniture and fixtures and leasehold improvements	3,843	(2,185)	1,658	1,979	(848)	1,131
Computer equipment	3,148	(1,907)	1,241	1,791	(526)	1,265
Automobiles	513	(237)	276	163	(57)	106
Total Property, Plant and Equipment	$ 890,454	$ (177,711)	$ 712,743	$ 807,667	$ (40,115)	$ 767,552

DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center. This impairment loss resulted from higher forecasted operating costs to produce remaining proved reserves.

The Company capitalized $1.6 million (2008—$1.9 million; 2007—$1.7 million) of general and administrative expenses related to the Colombian full cost center, including $0.2 million (2008—$0.4 million; 2007—$0.1 million) of stock based compensation expense, and $0.6 million (2008—$0.8 million; 2007—$0.2 million) of general and administrative expenses in the Argentina full cost center, including $0.1 million (2008—$0.1 million; 2007—$0.1 million) of stock based compensation.

The unproved oil and natural gas properties consist of exploration lands held in Colombia, Argentina and Peru. The Company had $229.1 million (December 31, 2008—$375.9 million) in unproved assets in Colombia, $0.4 million (December 31, 2008—$4.7 million) of unproved assets in Argentina and $5.4 million (December 31, 2008—$3.6 million) of unproved assets in Peru. These properties are being held for their exploration value and are not being depleted pending determination of the existence of proved reserves. Gran Tierra will continue to assess the unproved properties over the next several years as proved reserves are established and as exploration dictates whether or not future areas will be developed.

In April 2009, Gran Tierra closed the sale of the Company's interests in the Guachiria Norte, Guachiria, and Guachiria Sur blocks in Colombia. Principal terms included consideration of $7.0 million comprising an initial cash payment of $4.0 million at closing, followed by 15 monthly installments of $200,000 each which began on June 1, 2009 and extending through August 3, 2010. The Company recorded net proceeds of $6.3 million. Gran Tierra retained a 10% overriding royalty interest on the Guachiria Sur block, which, in the event of a discovery, is designed to reimburse 200% of the Company's costs for previously acquired seismic data.

The following is a summary of Gran Tierra's oil and natural gas properties not subject to depletion as at December 31, 2009:

	Costs Incurred in				
(Thousands of U.S. Dollars)	2009	2008	2007	2006	Total
Acquisition costs—Colombia	$ –	$ 206,106	$ –	$ 6,282	$ 212,388
Exploration costs—Argentina	163	229	–	–	392
Exploration costs—Colombia	6,598	3,213	806	–	10,617
Exploration costs—Peru	1,969	2,767	656	–	5,392
Development costs—Colombia	6,100	–	–	–	6,100
Total oil and natural gas properties not subject to depletion	$ 14,830	$ 212,315	$ 1,462	$ 6,282	$ 234,889

6. Share Capital

The Company's authorized share capital consists of 595,000,002 shares of capital stock, of which 570 million are designated as common stock, par value $0.001 per share, 25 million are designated as preferred stock, par value $0.001 per share (collectively, "common stock"), and two shares are designated as special voting stock, par value $0.001 per share. On June 16, 2009, the shareholders of Gran Tierra approved an amendment to the Articles of Incorporation to increase the authorized number of shares of common stock from 300,000,000 to 570,000,000 shares. As at December 31, 2009, outstanding share capital consists of 219,459,361 common voting shares of the Company, 14,306,973 exchangeable shares of Gran Tierra Exchange Co., automatically exchangeable on November 14, 2013, and 10,332,540 exchangeable shares of Goldstrike Exchange Co., automatically exchangeable on November 10, 2010. The exchangeable shares of Gran Tierra Exchange Co, were issued upon acquisition of Solana. The exchangeable shares of Gran Tierra Goldstrike Inc. were issued upon the business combination between Gran Tierra Energy Inc., an Alberta corporation, and Goldstrike, Inc., which is now the Company. Each exchangeable share is exchangeable into one common voting share of the Company. The holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and are entitled to share in all dividends that the Company's board of directors, in its discretion, declares from legally available funds. The holders of common stock have no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the common stock. Holders of exchangeable shares have substantially the same rights as holders of common voting shares.

Warrants

At December 31, 2009, the Company has 5,221,862 warrants outstanding to purchase 2,610,931 common shares for $1.25 per share, expiring between September 1, 2010 and February 2, 2011, 10,561,180 warrants outstanding to purchase 5,280,590 common shares for $1.05 per share, expiring between June 20, 2012 and June 30, 2012, and 7,145,938 warrants assumed upon the acquisition of Solana to purchase 7,145,938 common shares for CDN$2.10 per share, expiring April 2, 2010. For the year ended December 31, 2009, 4,221,193 common shares were issued upon the exercise of 10,913,660 warrants (year ended December 31, 2008, 20,479,546 common shares were issued upon the exercise of 41,138,370 warrants; year ended December 31, 2007, 670,067 common shares were issued upon the exercise of 1,340,134 warrants).

In connection with settlement of liquidated damages relating to a delay in registration of units issued in June 2006, as described in the "Registration Rights Payments" section below, the Company amended the terms of the warrants issued to stockholders in June 2006 by adjusting the exercise price from $1.75 to $1.05 and extending the term of the warrants by one year to June 2012.

Registration Rights Payments—Restatement

In June, 2006, the Company sold an aggregate of 50 million units of its securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the "2006 Offering"). Each unit comprised one share of Gran Tierra's common stock and one warrant to purchase one-half of a share of Gran Tierra's common stock at an exercise price of $1.75 with a term of five years. As a result of the 2006 Offering, 50 million shares of Gran Tierra's common stock were issued. In connection with the issuance of these securities, Gran Tierra entered into four separate Registration Rights Agreements with the investors pursuant to which Gran Tierra agreed to file a registration statement with the SEC permitting the public resale of the shares and warrants (and shares issuable upon exercise of the warrants) issued to the investors in the 2006 Offering by November 17, 2007 and failure to do so would result in liquidated damages. The registration statement filed by Gran Tierra with the SEC to satisfy its obligations under the Registration Rights Agreements was declared effective by the SEC on May 14, 2007. As a result, Gran Tierra had accrued $8.6 million in liquidated damages under the Registration Rights Agreements. The $8.6 million of liquidated damages was recorded as an expense in the consolidated statement of operations in the amounts of $7.4 million for the year ended December 31, 2007, and $1.3 million in the fourth quarter of 2006, with a corresponding liability recorded on the consolidated balance sheet.

On June 27, 2007, pursuant to the terms of the Registration Rights Agreements, the Company obtained a sufficient number of consents from the signatories to the Registration Rights Agreements waiving Gran Tierra's obligation to pay in cash the accrued liquidated damages. In exchange for amending the Registration Rights Agreements whereby the holders waived their rights to a cash payment, the Company agreed to amend the terms of the warrants issued in the 2006 Offering by reducing the exercise price of the warrants to $1.05 and extending the life of the warrants by one year. The revised fair value of the warrants was determined by Gran Tierra using a Black-Scholes option pricing model using inputs similar to those used for the Company's stock based compensation awards except that, instead of an historical volatility rate, Gran Tierra used a 25% volatility rate, which Gran Tierra believed at the time reflected a typical volatility rate used to value this type of financial instrument and resulted in the fair value of the modified warrants being equivalent to the amount of the liquidated damages ultimately waived by the parties to the Registration Rights Agreements. As a result, $8.6 million was credited to warrants on the consolidated balance sheet.

The Company had previously reported this fair value of the modified warrants in its audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 and its unaudited financial statements for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

In the fourth quarter of 2009, the Company determined that the previously disclosed basis for determining the valuation of the warrant modification was inconsistent with the inputs used in the Black-Scholes option pricing model to determine the fair value of the Company's stock based compensation awards. As a result, Gran Tierra determined in 2009 to change its methodology which resulted in the fair value of the Company's modified warrants (using the Black-Scholes option pricing model utilized by the Company for its stock based compensation awards) equaling $4.2 million (rather than $8.6 million). As a result, $4.4 million (the excess of the liquidated damages settled and the fair value of the amendment to the warrants) has been restated as a decrease in warrants with a corresponding increase in additional paid-in capital as at June 27, 2007. The Company has recorded this excess as an equity transaction as it relates to the extinguishment of debt with a related party since the parties to the Registration Rights Agreements comprised over 50 percent of the outstanding shareholdings of the Company at the time of the transaction involving the amendment of the Registration Rights Agreements (which agreements provided that amendments to the Registrations Rights Agreements would be decided by a majority of the then outstanding registrable shares, as defined in the agreements).

The inputs used in the Black-Scholes option pricing model to determine the change in the fair value of the modified warrants contemplated by the amendment to the Registration Rights Agreements are as follows:

	Immediately Before Modification	Immediately Subsequent to Modification
Common share price (closing price June 26, 2007)	$1.33	$1.33
Exercise price	$1.75	$1.05
Dividend yield (per share)	$nil	$nil
Volatility	100%	100%
Risk-free interest rate	4.69%	4.67%
Expected term	4 years	5 years
Estimated forfeiture percentage (per year)	0%	0%

Stock Options

As at December 31, 2009, the Company has a 2007 Equity Incentive Plan, formed through the approval by shareholders of the amendment and restatement of the 2005 Equity Incentive Plan, under which the Company's board of directors is authorized to issue options or other rights to acquire shares of the Company's common stock. On November 14, 2008, the shareholders of Gran Tierra approved an amendment to the Company's 2007 Equity Incentive Plan, which increased the number of shares of common stock available for issuance thereunder from 9,000,000 shares to 18,000,000 shares.

The Company grants options to purchase common shares to certain directors, officers, employees and consultants. Each option permits the holder to purchase one common share at the stated exercise price. The options vest over three years and have a term of ten years, or the grantee's end of service to the Company, whichever occurs first. At the time of grant, the exercise price equals the market price. For the year ended December 31, 2009, 1,391,028 common shares were issued upon the exercise of 1,391,028 stock options (year ended December 31, 2008—209,164; year ended December 31, 2007—nil). The following options are outstanding as of December 31, 2009:

	Number of Outstanding Options	Weighted Average Exercise Price $/Option	Number of Nonvested Options	Weighted Average Grant-Date Fair Value $/Option
Balance, December 31, 2008	11,406,870	$ 2.13	8,093,351	$ 1.45
Granted in 2009	1,525,000	4.09	1,525,000	2.43
Exercised in 2009	(1,391,028)	(1.64)	–	–
Vested in 2009	–	–	(3,397,471)	1.38
Forfeited in 2009	(452,226)	(2.91)	(261,668)	1.49
Balance, December 31, 2009	11,088,616	$ 2.43	5,959,212	$ 1.74

The weighted average grant date fair value for options granted in 2009 was $2.43 (2008—$1.55; 2007—$1.10). The intrinsic value of options exercised in 2009 was $2.9 million (2008—$0.8 million; 2007—nil). The total fair value of shares vested during 2009 was $4.7 million.

The table below summarizes stock options outstanding at December 31, 2009:

Range of Exercise Prices ($/option)	Number of Outstanding Options	Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
0.50 to 1.30	2,197,337	$ 1.07	6.5
1.31 to 2.00	320,974	1.75	7.1
2.01 to 3.50	7,490,305	2.44	8.7
3.51 to 5.50	585,000	4.42	9.7
5.51 to 7.75	495,000	6.30	9.6
Total	11,088,616	$ 2.43	8.3

The aggregate intrinsic value of options outstanding at December 31, 2009 is $39.0 million (2008—$8.9 million) based on the Company's closing stock price of $5.73 (2008—$2.80) for that date. At December 31, 2009, there was $5.4 million (2008—$7.9 million) of unrecognized compensation cost related to unvested stock options which is expected to be recognized over the next three years.

The table below summarizes exercisable stock options at December 31, 2009:

Range of Exercise Prices ($/option)	Number of Exercisable Options	Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
0.50 to 1.30	1,939,003	$ 1.05	6.4
1.31 to 2.00	192,638	$ 1.77	6.7
2.01 to 3.50	2,949,431	$ 2.38	8.5
5.51 to 7.75	33,333	$ 7.75	8.5
Total	5,114,405	$ 1.89	7.7

The weighted average grant date fair value for options vested in 2009 was $1.38 (2008—$1.17). The aggregate intrinsic value of options exercisable at December 31, 2009 is $19.8 million (2008—$4.8 million) based on the Company's closing stock price of $5.73 or that date.

In 2009, the stock based compensation expense was $5.6 million (2008—$3.1 million; 2007—$1.0 million) of which $4.5 million (2008—$2.3 million; 2007—$0.7 million) was recorded in general and administrative expense and $0.8 million (2008—$0.2 million; 2007—$0.1 million) was recorded in operating expense in the consolidated statement of operations. In 2009, $0.3 million (2008—$0.6 million; 2007—$0.2 million) of stock based compensation was capitalized as part of exploration and development costs.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model based on assumptions noted in the following table. The Company uses historical data to estimate option exercises, expected term and employee departure behavior used in the Black-Scholes option pricing model. Expected volatilities used in the fair value estimate are based on historical volatility of the Company's stock. The risk-free rate for periods within the contractual term of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant.

	Year Ended December 31,		
	2009	2008	2007
Dividend yield (per share)	$nil	$nil	$nil
Volatility	94% to 98%	75% to 103%	94% to 103%
Risk-free interest rate	0.4% to 0.6%	1.1% to 2.1%	3.5% to 5.6%
Expected term	3 years	3 years	3 years
Estimated forfeiture percentage (per year)	10%	10%	10%

Weighted average shares outstanding

	2009	2008	2007
Weighted average number of common and exchangeable shares outstanding	241,258,568	123,421,898	95,096,311
Shares issuable pursuant to warrants	9,503,818	14,663,885	–
Shares issuable pursuant to stock options	5,797,322	6,020,738	–
Shares to be purchased from proceeds of stock options	(2,969,605)	(911,931)	–
Weighted average number of diluted common and exchangeable shares outstanding	253,590,103	143,194,590	95,096,311

Income (loss) per share

At December 31, 2009, 2008 and 2007, 1,080,000, 100,000 and 5,724,168 options to purchase common shares and warrants to purchase nil, nil and 33,917,536 common shares, respectively, were excluded from the diluted loss per share calculation as the instruments were anti-dilutive.

7. Asset Retirement Obligation

As at December 31, 2009 the Company's asset retirement obligation was comprised of a Colombian obligation in the amount of $3.5 million (December 31, 2008—$3.5 million) and an Argentine obligation in the amount of $1.2 million (December 31, 2008—$0.8 million). The undiscounted asset retirement obligation is $7.7 million. Changes in the carrying amounts of the asset retirement obligations associated with the Company's oil and natural gas properties were as follows:

	As at December 31,	
(Thousands of U.S. Dollars)	2009	2008
Balance, beginning of year	$ 4,251	$ 799
Liability assumed in a business combination (Note 3)	–	3,148
Settlements	(52)	(334)
Disposal	(734)	–
Liability incurred	921	615
Foreign exchange	24	(29)
Accretion	298	52
Balance, end of year	$ 4,708	$ 4,251
Asset retirement obligation—current	$ 450	$ –
Asset retirement obligation—long term	4,258	4,251
Balance, end of year	$ 4,708	$ 4,251

8. Income Taxes

The income tax expense reported differs from the amount computed by applying the US statutory rate to income (loss) before income taxes for the following reasons:

(Thousands of U.S. Dollars)	2009	Year Ended December 31, 2008[1]	2007[1]
Income (loss) before income taxes	$ 38,295	$ 44,439	(8,172)
	35.00%	35.00%	35.00%
Income tax expense (benefit) expected	13,403	15,554	(2,860)
Permanent differences	1,594	2,723	(377)
Foreign currency translation adjustments	1,099	4,636	5,058
Impact of foreign taxes	(1,565)	(1,337)	(43)
Enhanced tax depreciation incentive	(3,380)	(4,560)	(1,597)
Stock based compensation	1,814	707	223
Increase (decrease) in valuation allowance	16,199	8,537	(4,167)
Partnership and branch income (loss) pick-up in the United States and Canada	(5,931)	21,673	4,058
Utilization of foreign tax credits	71	(26,989)	–
Other	1,050	–	–
Total income tax expense	$ 24,354	$ 20,944	$ 295
Current income tax	38,795	25,256	2,800
Deferred tax recovery	(14,441)	(4,312)	(2,505)
Total income tax expense	$ 24,354	$ 20,944	$ 295

(Thousands of U.S. Dollars)	As at December 31, 2009	2008
Deferred Tax Assets		
Tax benefit of loss carryforwards	$ 22,318	$ 16,905
Book value in excess of tax basis	1,691	1,228
Foreign tax credits and other accruals	15,508	9,595
Capital losses	1,481	1,419
Deferred tax assets before valuation allowance	40,998	29,147
Valuation allowance	(29,528)	(16,754)
	$ 11,470	$ 12,393
Deferred tax assets—current	$ 4,252	$ 2,262
Deferred tax assets—long-term	7,218	10,131
	11,470	12,393
Deferred Tax Liabilities		
Current—book value in excess of tax basis	–	(100)
Long-term—book value in excess of tax basis	(216,625)	(213,093)
	(216,625)	(213,193)
Net Deferred Tax Liabilities	$ (205,155)	$ (200,800)

(1) For the year ended December 31, 2009, the Company has used the United States statutory tax rate of 35% in the reconciliation of income taxes. Previously, the Company used the Canadian statutory rate in the reconciliation. This change was determined on the basis that Gran Tierra is a United States resident corporation and a reconciliation beginning with the United States statutory tax rate is more informative. The 2008 and 2007 comparative income tax reconciliations have been recomputed using the United States statutory rate. This change in presentation has no impact on the income tax amounts reported in the consolidated statements of operations for the years ended December 31, 2008 and 2007, respectively.

The Company was required to calculate a deferred remittance tax in Colombia based on 7% of profits which are not reinvested in the business on the presumption that such profits would be transferred to the foreign owners up to December 31, 2006. As of January 1, 2007, the Colombian government rescinded this law; therefore, no further remittance tax liabilities will be accrued. The historical balance which was included in the Company's financial statements as of December 31, 2009 was $0.9 million (December 31, 2008—$1.1 million).

On January 1, 2007, the Company adopted the provisions of ASC 740, *Income Taxes*, however, there was no impact on the opening accumulated deficit of the Company as a result of this adoption. The Company and its subsidiaries file income tax returns in the U.S. federal and state jurisdictions and certain other foreign jurisdictions. The Company is subject to income tax examinations for the calendar tax years ended 2005 through 2009 in most jurisdictions.

As at December 31, 2009, the Company has deferred tax assets relating to net operating loss carryforwards of $22.3 million (December 31, 2008—$17.0 million) and capital losses of $1.5 million (December 31, 2008—$1.4 million) before valuation allowances. Of these losses, $18.2 million (December 31, 2008—$17.0 million) are losses generated by the foreign subsidiaries of the Company. Of the total losses $0.1 million (December 31, 2008—$1.4 million) will begin to expire by 2011 and $23.7 million of net operating losses (December 31, 2008—$17.0 million) will begin to expire thereafter.

9. Accounts Payable and Accrued Liabilities

The balances in accounts payable and accrued liabilities are comprised of the following:

As at December 31, 2009

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
Property, plant and equipment	$ 17,723	$ 844	$ 213	$ 18,780
Payroll	1,792	339	1,052	3,183
Audit, legal, consultants	–	137	1,472	1,609
General and administrative	2,542	284	213	3,039
Operating	48,756	1,648	–	50,404
Total	$ 70,813	$ 3,252	$ 2,950	$ 77,015

As at December 31, 2008

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
Property, plant and equipment	$ 11,654	$ 1,254	$ 4	$ 12,912
Payroll	978	435	921	2,334
Audit, legal, consultants	–	126	1,351	1,477
General and administrative	1,193	52	898	2,143
Operating	13,309	1,800	–	15,109
Total	$ 27,134	$ 3,667	$ 3,174	$ 33,975

10. Commitments and Contingencies

Leases

Gran Tierra holds three categories of operating leases: office, vehicle and housing. The Company pays monthly amounts of $163,167 for office leases, $14,095 for vehicle leases and $6,815 for certain employee accommodation leases in Colombia, Argentina and Peru. Future lease payments at December 31, 2009 are as follows:

	As at December 31, 2009				
	Payments Due in Period				
Contractual Obligations	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
(Thousands of U.S. Dollars)					
Operating leases	$ 6,464	$ 2,047	$ 3,086	$ 1,331	$ –
Software and Telecommunication	1,835	1,209	626	–	–
Drilling, Completion, Facility Construction and Oil Transportation Services	24,985	24,882	103	–	–
Total	$ 33,284	$ 28,138	$ 3,815	$ 1,331	$ –

Total rent expense for 2009 was $2.1 million (2008—$0.9 million; 2007—$0.3 million).

Guarantees

Corporate indemnities have been provided by the Company to directors and officers for various items including, but not limited to, all costs to settle suits or actions due to their association with the Company and its subsidiaries and/or affiliates, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Company's liquidity, consolidated financial position or results of operations.

Contingencies

Ecopetrol and Gran Tierra Energy Colombia Ltd. "Gran Tierra Colombia", the contracting parties of the Guayuyaco Association Contract, are engaged in a dispute regarding the interpretation of the procedure for allocation of oil produced and sold during the long term test of the Guayuyaco-1 and Guayuyaco-2 wells. There is a material difference in the interpretation of the procedure established in Clause 3.5 of Attachment-B of the Guayuyaco Association Contract. Ecopetrol interprets the contract to provide that the extended test production up to a value equal to 30% of the direct exploration costs of the wells is for Ecopetrol's account only and serves as reimbursement of its 30% back-in to the Guayuyaco discovery. Gran Tierra Colombia's contention is that this amount is merely the recovery of 30% of the direct exploration costs of the wells and not exclusively for benefit of Ecopetrol. There has been no agreement between the parties, and Ecopetrol has filed a lawsuit in the Contravention Administrative Court in the District of Cauca regarding this matter. Gran Tierra Colombia filed a response on April 29, 2008 in which it refuted all of Ecopetrol's claims and requested a change of venue to the courts in Bogotá. At this time no amount has been accrued in the financial statements as the Company does not consider it probable that a loss will be incurred. Ecopetrol is claiming damages of approximately $5.1 million. To the Company's knowledge, there are no other legal proceedings against Gran Tierra.

Gran Tierra has several lawsuits and claims pending for which the Company currently cannot determine the ultimate result. Gran Tierra records costs as they are incurred or become determinable. Gran Tierra believes the resolution of these matters would not have a material adverse effect on the Company's consolidated financial position or results of operations.

11. Financial Instruments, Fair Value Measurements and Credit Risk

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, and derivative financial instruments. The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. As at December 31, 2009, the fair values of financial instruments approximate their book amounts due to the short term maturity of these instruments. Most of the Company's accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Company manages this credit risk by entering into sales contracts with only credit worthy entities and reviewing its exposure to individual entities on a regular basis. The book value of the accounts receivable reflects management's assessment of the associated credit risks.

Additionally, foreign exchange gains/losses result from the fluctuation of the U.S. dollar to the Colombian peso due to Gran Tierra's deferred tax liability, a monetary liability, which is mainly denominated in the local currency of the Colombian foreign operations. As a result, a foreign exchange gain/loss must be calculated on conversion to the US dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $99,000 for each one peso decrease in the exchange rate of the Colombian peso to one U.S. dollar.

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2009, the Company had one significant customer for its Colombian crude oil, Ecopetrol S.A., a Colombian government agency. In Argentina, the Company had one significant customer, Refineria del Norte S.A.

The Company recognizes the fair value of its derivative instruments as assets or liabilities on the balance sheet. None of the Company's derivative instruments currently qualify as fair value hedges or cash flow hedges, and accordingly, changes in fair value of the derivative instruments are recognized as income or expense in the consolidated statement of operations and retained earnings (accumulated deficit) with a corresponding adjustment to the fair value of derivative instruments recorded on the balance sheet. Under the terms of the Credit Facility with Standard Bank (Note 12), the Company was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the June 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three year term of the Facility. In accordance with the terms of the Facility, the Company entered into a costless collar derivative instrument for crude oil based on West Texas Intermediate ("WTI") price, with a floor of $48.00 and a ceiling of $80.00, for a three year period ending February 2010, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010.

		Year Ended December 31,	
(Thousands of U.S. Dollars)	2009	2008	2007
Realized financial derivative (gain) loss	$ (87)	$ 2,689	$ 391
Unrealized financial derivative (gain) loss	277	(2,882)	2,649
Derivative financial instruments (gain) loss	$ 190	$ (193)	$ 3,040

	As at December 31,	
Assets (Liabilities)	2009	2008
Derivative financial instruments	$ (44)	$ 233

Certain of Gran Tierra's assets and liabilities are reported at fair value in the accompanying consolidated balance sheets. The following tables provide fair value measurement information for such assets and liabilities as at December 31, 2009 and December 31, 2008.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable (including accrued liabilities) included in the accompanying consolidated balance sheets approximated fair value at December 31, 2009 and December 31, 2008. These assets and liabilities are not presented in the following tables.

As at December 31, 2009

			Fair Value Measurements Using:		
	Carrying Amount	**Total Fair Value**	**Quoted Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Financial Liabilities (Thousands of U.S. Dollars)					
Crude oil collar	$ (44)	$ (44)	$ –	$ (44)	$ –

As at December 31, 2008

			Fair Value Measurements Using:		
	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Liabilities (Thousands of U.S. Dollars)					
Crude oil collar	$ 233	$ 233	$ –	$ 233	$ –

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table above, this hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs have lower priorities. The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of assets and liabilities. When available, Gran Tierra measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The Company uses a Level 2 method to measure the fair value of its crude oil collars. The fair values of the crude oil are estimated using internal discounted cash flow calculations based upon forward commodity price curves, non-binding quotes obtained from brokers for contracts with similar terms which can be substantially observed or corroborated in the marketplace, or quotes obtained from counterparties to the agreements. The Company does not have any other assets or liabilities whose fair value is measured using Level 1 or 3 methods.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

The Company does not have any assets or liabilities whose fair value is measured using this method.

Level 2 Fair Value Measurements

Crude oil collars—The fair values of the crude oil collars are estimated using internal discounted cash flow calculations based upon forward commodity price curves, non-binding quotes obtained from brokers for contracts with similar terms which can be substantially observed or corroborated in the marketplace, or quotes obtained from counterparties to the agreements.

Level 3 Fair Value Measurements

The Company does not have any financial assets or financial liabilities whose fair value is measured using this method.

12. Credit Facilities

Effective February 28, 2007, the Company entered into a credit facility with Standard Bank Plc. As a result of re-negotiations concluded in August 2009, the maximum amount of the credit facility was $200 million with a $7 million borrowing base that could be re-determined semi-annually based on reserve evaluation reports. As a result of Standard Bank Plc's review of Gran Tierra's 2008 Independent Reserve Audit, the Company had the capacity to increase the borrowing base to $120 million under the revised facility; however, this was not pursued further as the additional borrowing base was not required. The facility included a letter of credit sub-limit of $5 million. Amounts drawn down under the facility bore interest at the Eurodollar rate plus 4%. A stand-by fee of 1% per annum was charged on the un-drawn amount of the borrowing base. The facility was secured primarily by the assets of Gran Tierra Colombia and Solana Petroleum Exploration (Colombia) Ltd. Under the terms of the facility, the Company was required to maintain and was in compliance with specified financial and operating covenants. Gran Tierra was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the June 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three-year term of the Facility. As at December 31, 2009, no amount was drawn-down under this facility. This facility expired February 22, 2010.

Following the acquisition of Solana, effective November 14, 2008, Gran Tierra obtained access to an additional credit facility with BNP Paribas. The facility had a maturity date of December 20, 2010. The borrowing base was $26 million, based on the current value of petroleum reserves of the subsidiary, Solana Petroleum Exploration (Colombia) Ltd., up to a maximum of $100 million. This facility was cancelled effective August 4, 2009.

As of February 26, 2010 the Company is negotiating a facility with a major bank to replace the expired Standard Bank facility. The Company intends for this facility to be in place by the second quarter of 2010.

13. Related Party Transaction

On February 1, 2009, the Company entered into a sublease for office space with a company, of which two of Gran Tierra's directors are shareholders and directors. The term of the sublease runs from February 1, 2009 to August 31, 2011 and the sublease payment is $7,800 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease were consistent with market conditions in the Calgary, Alberta, Canada real estate market.

14. Subsequent Event

On January 20, 2010, the Company issued 3,572,969 common shares upon the exercise of 3,572,969 warrants issued upon the acquisition of Solana for $7.1 million or $2.01 per share.

Supplementary Data (Unaudited)

1) Oil and Gas Producing Activities

The following oil and gas information is provided in accordance with ASC 932, "Extractive Activities—Oil and Gas ". In December 2008, the SEC released Final Rule, "Modernization of Oil and Gas Reporting" to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The disclosure included in the following supplementary financial information conforms to the new requirements as disclosed in Note 2 of the December 31, 2009 consolidated financial statements.

A. Reserve Quantity Information

Gran Tierra's net proved reserves and changes in those reserves for operations are disclosed below. The net proved reserves represent management's best estimate of proved oil and natural gas reserves after royalties. Reserve estimates for each property are prepared internally each year and 100% of the reserves have been assessed by independent qualified reserves consultants, GLJ Petroleum Consultants.

Estimates of crude oil and natural gas proved reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under economic and operating conditions that existed at year end. See Critical Accounting Estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of Gran Tierra's reserves estimation process.

Proved Reserves Net of Royalties[1]

	Colombia		Argentina		Total	
Crude oil is in barrels and natural gas is in million cubic feet	Oil	Gas	Oil	Gas	Oil	Gas
Proved Developed and Undeveloped Reserves, December 31, 2006	1,095,000	–	1,895,000	1,465	2,990,000	1,465
Extensions and Discoveries	3,477,000	–	–	–	3,477,000	–
Purchases of Reserves in Place	–	–	–	–	–	–
Production	(333,157)	–	(207,912)	(27)	(541,069)	(27)
Revisions of Previous Estimates	144,157	–	347,912	(1,438)	492,069	(1,438)
Proved Developed and Undeveloped Reserves, December 31, 2007	4,383,000	–	2,035,000	–	6,418,000	–
Extensions and Discoveries	5,344,202	–	377,300	–	5,721,502	–
Purchases of Reserves in Place	9,016,148	1,179	–	–	9,016,148	1,179
Production	(1,085,198)	(15)	(242,947)	–	(1,328,145)	(15)
Revisions of Previous Estimates	22,848	(2)	(612,353)	–	(589,505)	(2)
Proved Developed and Undeveloped reserves, December 31, 2008	17,681,000	1,162	1,557,000	–	19,238,000	1,162
Extensions and Discoveries	2,025,000	–	–	–	2,025,000	–
Purchases of Reserves in Place	(113,000)	–	–	–	(113,000)	–
Production	(4,284,230)	(49)	(337,316)	–	(4,621,546)	(49)
Revisions of Previous Estimates	5,482,230	–	71,316	756	5,553,546	756
Proved Developed and Undeveloped Reserves, December 31, 2009	20,791,000	1,113	1,291,000	756	22,082,000	1,869
Proved Developed Reserves, December 31, 2007[2]	3,444,000	–	1,819,000	–	5,263,000	–
Proved Developed Reserves, December 31, 2008[2]	7,832,000	–	1,134,000	–	8,966,000	–
Proved Developed Reserves, December 31, 2009[2]	20,194,000	1,113	1,080,000	756	21,274,000	1,869

(1) Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered "proved" if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.
(2) Proved developed oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.

B. Capitalized Costs

	Proved Properties	Unproved Properties	Accumulated DD&A	Capitalized Costs
Capitalized Costs, December 31, 2008	$ 419,664	$ 380,592	$ (38,809)	$ 761,447
Colombia	219,128	(146,793)	(126,261)	(53,926)
Argentina	9,269	(4,302)	(8,312)	(3,345)
Capitalized Costs, December 31, 2009	$ 648,061	$ 229,497	$ (173,382)	$ 704,176

C. Costs Incurred

	Colombia	Argentina	Oil and Gas Total
Total Costs Incurred before DD&A			
Property Acquisition Costs			
Proved	$ –	$ –	$ –
Unproved	–	–	–
Exploration Costs	10,075	–	10,075
Development Costs	4,070	1,633	5,703
As at December 31, 2007	$ 52,726	$ 23,360	$ 76,086
Property Acquisition Costs			
Proved	$ 320,773	$ –	$ 320,773
Unproved	360,493	–	360,493
Exploration Costs	3,443	7,990	11,433
Development Costs	27,597	3,874	31,471
As at December 31, 2008	$ 765,032	$ 35,224	$ 800,256
Property Acquisition Costs			
Proved	$ –	$ –	$ –
Unproved	–	–	–
Exploration Costs	24,103	246	24,349
Development Costs	48,232	4,721	52,953
As at December 31, 2009	$ 837,367	$ 40,191	$ 877,558

D. Results of Operations for Producing Activities

	Colombia	Argentina	Total
Year ended December 31, 2007			
Net Sales	$ 23,749	$ 8,104	$ 31,853
Production Costs	(4,097)	(6,327)	(10,424)
Exploration Expense	–	–	–
DD&A	(6,850)	(2,477)	(9,327)
Income Tax (Expense) Recovery	(1,354)	1,065	(289)
Results of Operations	$ 11,448	$ 365	$ 11,813
Year ended December 31, 2008			
Net Sales	$ 103,202	$ 9,603	$ 112,805
Production Costs	(12,117)	(7,027)	(19,144)
Exploration Expense	–	–	–
DD&A	(22,183)	(3,355)	(25,538)
Income Tax (Expense) Recovery	(22,063)	1,122	(20,941)
Results of Operations	$ 46,839	$ 343	$ 47,182
Year ended December 31, 2009			
Net Sales	$ 248,834	$ 13,795	$ 262,629
Production Costs	(33,091)	(7,537)	(40,628)
Exploration Expense	–	–	–
DD&A	(126,261)	(8,312)	(134,573)
Income Tax (Expense) Recovery	(25,824)	1,470	(24,354)
Results of Operations	$ 63,658	$ (584)	$ 63,074

E. Standardized Measure of Discounted Future Net Cash Flows and Changes

The following disclosure is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows for 2009 are computed by applying the 12 month period unweighted arithmetic average of the price as of the first day of each month within that 12 month period, unless prices are defined by contractual arrangements, excluding escalations based on future conditions to Gran Tierra's after royalty share of estimated annual future production from proved oil and gas reserves. Future cash inflows for 2008 and 2007 are computed by applying year end prices to Gran Tierra's after royalty share of estimated annual future production from proved oil and gas reserves. The period end oil prices at December 31, 2009 were $61.04 for Colombia and $40.98 for Argentina. The period end oil prices at December 31, 2008 were $44.60 for Colombia and $33.94 for Argentina. The period end oil prices at December 31, 2007 were $71.28 for Colombia and $38.76 for Argentina. The calculated weighted average production costs at December 31, 2009 were $14.92 for Colombia and $20.73 for Argentina. The calculated weighted average production costs at December 31, 2008 were $12.21 for Colombia and $13.05 for Argentina. The calculated weighted average production costs at December 31, 2007 were $12.30 for Colombia and $30.24 for Argentina. Future development and production costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates. These rates reflect allowable deductions and tax credits, and are applied to the estimated pre-tax future net cash flows.

Discounted future net cash flows are calculated using 10% mid-year discount factors. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proved to be the case in the past. Other assumptions could give rise to substantially different results.

The Company believes this information does not in any way reflect the current economic value of its oil and gas producing properties or the present value of their estimated future cash flows as:

- no economic value is attributed to probable and possible reserves;
- use of a 10% discount rate is arbitrary; and
- prices change constantly from the 12 month period unweighted arithmetic average of the price as of the first day of each month within that 12 month period.

	Colombia	Argentina	Total
December 31, 2007			
Future Cash Inflows	$ 393,164	$ 79,777	$ 472,941
Future Production Costs	(54,760)	(20,001)	(74,761)
Future Development Costs	(21,350)	(8,658)	(30,008)
Future Site Restoration Costs	(2,568)	(617)	(3,185)
Future Income Tax	(98,998)	(17,716)	(116,714)
Future Net Cash Flows	215,488	32,785	248,273)
10% Discount Factor	(43,554)	(8,435)	(51,989)
Standardized Measure	$ 171,934	$ 24,350	$ 196,284
December 31, 2008			
Future Cash Inflows	$ 734,727	$ 52,856	$ 787,583
Future Production Costs	(131,317)	(19,154)	(150,471)
Future Development Costs	(159,219)	(4,279)	(163,498)
Future Site Restoration Costs	(1,738)	(226)	(1,964)
Future Income Tax	(123,634)	(8,588)	(132,222)
Future Net Cash Flows	318,819	20,609	339,428
10% Discount Factor	(60,180)	(4,126)	(64,306)
Standardized Measure	$ 258,639	$ 16,483	$ 275,122
December 31, 2009			
Future Cash Inflows	$ 1,117,879	$ 55,076	$ 1,172,955
Future Production Costs	(312,950)	(29,140)	(342,090)
Future Development Costs	(91,867)	(4,923)	(96,790)
Future Site Restoration Costs	(1,415)	(566)	(1,981)
Future Income Tax	(208,237)	(5,771)	(214,008)
Future Net Cash Flows	503,410	14,676	518,086
10% Discount Factor	(109,043)	(2,659)	(111,702)
Standardized Measure	$ 394,367	$ 12,017	$ 406,384

Changes in the Standardized Measure of Discounted Future Net Cash Flows

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	2009	2008	2007
Beginning of Year	$ 275,122	$ 196,284	$ 34,868
Sales and Transfers of Oil and Gas Produced, Net of Production Costs	(222,479)	(94,598)	(21,428)
Net Changes in Prices and Production Costs Related to Future Production	147,810	(109,116)	7,399
Extensions, Discoveries and Improved Recovery, Less Related Costs	54,388	115,089	204,151
Development Costs Incurred during the Period	59,024	28,084	5,703
Revisions of Previous Quantity Estimates	149,597	(28,716)	34,880
Accretion of Discount	38,934	28,970	4,875
Purchases of Reserves in Place	–	184,470	–
Sales of Reserves in Place	3,035	–	–
Net change in Income Taxes	(99,047)	(45,345)	(74,164)
End of Year	$ 406,384	$ 275,122	$ 196,284

2) Summarized Quarterly Financial Information

	Revenue and other Income	Expenses	Income (Loss) Before Income Taxes	Income Taxes	Net Income (Loss)	Basic Earnings Net Income (Loss) Per Share—Basic	Diluted Net Income (Loss) Per Share—Diluted
2009							
First Quarter	$ 33,565	$ 19,518	$ 14,047	$ (85)	$ 14,132	$ 0.06	$ 0.06
Second Quarter	58,511	82,586	(24,075)	4,125	(28,200)	(0.12)	(0.12)
Third Quarter	75,354	70,211	5,143	7,959	(2,816)	(0.01)	(0.01)
Fourth Quarter	96,286	53,106	43,180	12,355	30,825	0.13	0.12
	$ 263,716	$ 225,421	$ 38,295	$ 24,354	$ 13,941	$ 0.06	$ 0.05
2008							
First Quarter	$ 20,819	$ 10,922	$ 9,897	$ 5,221	$ 4,676	$ 0.05	$ 0.04
Second Quarter	33,144	19,648	13,496	4,970	8,526	0.08	0.07
Third Quarter	40,339	9,480	30,859	7,872	22,987	0.20	0.18
Fourth Quarter[1]	19,727	29,540	(9,813)	2,881	(12,694)	(0.07)	(0.07)
	$ 114,029	$ 69,590	$ 44,439	$ 20,944	$ 23,495	$ 0.19	$ 0.16

(1) The fourth quarter reflects the results of Solana from the date of acquisition November 14, 2008

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Market for Common Equity and Related Stockholder Matters

Our common stock was first cleared for quotation on the OTC bulletin board on November 11, 2005 and traded from that time under the symbol "GTRE.OB.", until April 8, 2008 when our common stock began trading on the NYSE Amex (formerly American Stock Exchange) under the symbol "GTE". On February 19, 2008, our common stock was listed on the TSX and is trading under the symbol "GTE". On November 17, 2008, exchangeable shares in one of our subsidiaries, Gran Tierra Exchangeco, were listed on the TSX and are trading under the symbol "GTX".

As of February 22, 2010 there were approximately: 66 holders of record of shares of our common stock and 227,414,754 shares outstanding with $0.001 par value; and one share of Special A Voting Stock, $0.001 par value representing approximately 13 holders of record of 8,642,857 exchangeable shares which may be exchanged on a 1-for-1 basis into shares of our Common Stock; and one share of Special B Voting Stock, $0.001 par value, representing 7 holders of record of 12,581,523 shares of Gran Tierra Exchangeco Inc., which are exchangeable on a 1-for-1 basis into shares of our common stock.

On February 22, 2010, the last reported sales price of our shares on the NYSE Amex was $5.47. For the periods indicated from January 1, 2008 to April 8, 2008, the following table sets forth the high and low closing bid prices per share of our common stock, which prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. For the periods indicated from April 8, 2008 through the end of the fourth quarter of 2009, the following table shows the high and low closing sale prices per share of our common stock as reported on the NYSE Amex (formerly American Stock Exchange).

	High	Low
Fourth Quarter 2009	$ 6.00	$ 3.99
Third Quarter 2009	$ 4.26	$ 2.92
Second Quarter 2009	$ 3.51	$ 2.31
First Quarter 2009	$ 3.50	$ 2.06
Fourth Quarter 2008	$ 3.69	$ 1.89
Third Quarter 2008	$ 7.93	$ 3.17
Second Quarter 2008	$ 8.25	$ 3.36
First Quarter 2008	$ 4.22	$ 2.50

Dividend Policy

We have never declared or paid dividends on the shares of common stock and we intend to retain future earnings, if any, to support the development of the business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Under the terms of our credit facility we cannot pay any dividends if we are in default under the facility, and if we are not in default then are required to obtain bank approval for any dividend payments made by us exceeding $2 million in any fiscal year.

Performance Graph



COMPARISON OF 49-MONTH CUMULATIVE TOTAL RETURN*
Among Gran Tierra Energy Inc., The Russell 2000 Index and the Dow Jones US Exploration & Production TSM Index
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
11/05 12/05
12/06
12/07
12/08
12/09
Gran Tierra Energy Inc.
Russell Small Cap Completeness
Dow Jones US Exploration & Production TSM

*$100 invested on 11/14/05 in stock & 10/31/05 in index-including reinvestment of dividends. Fiscal year ending December 31.

	11/05	12/05	12/06	12/07	12/08	12/09
Gran Tierra Energy Inc.	100.00	184.00	79.33	174.67	186.67	382.00
Russell Small Cap Completeness	100.00	105.03	120.66	126.52	77.20	106.29
Dow Jones US Exploration & Production TSM	100.00	104.56	109.88	154.15	90.91	128.65

The Dow Jones US Exploration and Production TSM was previously named the DJ Wilshire Exploration and Production.

Glossary of Commonly Used Terms

3D Seismic—Three dimensional seismic
2D Seismic—Two dimensional seismic
2P—Proved and probable reserves
BBO—Billions of barrels of oil
BCF—Billion cubic feet
BO—Barrels of oil
BOPD—Barrels of oil per day
BOE—Barrels of oil equivalent
EUR—Estimated ultimate recovery
km^2—Square kilometers
km—Kilometers
MCF—Thousand cubic feet
MM—Million
MMBO—Million barrels of oil
MMSCF—Million standard cubic feet
NAR—Net after royalty

shareholder information

Directors
Jeffrey Scott
Chairman of the Board
President, Postell Energy Co. Ltd.

Ray Antony, CA
Independent Businessman

Dana Coffield
President, Chief Executive Officer, Director

Walter Dawson
Chairman and CEO, Tuscany International Drilling Inc.

Verne Johnson
President, KristErin Resources Inc.

Nicholas G. Kirton, FCA, ICD.D
Corporate Director

J. Scott Price
President, Prospect International Inc.

Executive Officers
Dana Coffield
President, Chief Executive Officer, Director

Martin Eden
Chief Financial Officer

Shane O'Leary
Chief Operating Officer

David Hardy
General Counsel and Corporate Secretary

Foreign Subsidiary Managers
Rafael Orunesu
President, Gran Tierra Energy Argentina

Julian Garcia
President, Gran Tierra Energy Colombia

Júlio César Moreira
President, Gran Tierra Energy Brazil

Legal Counsel
For United States matters
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306–2155, U.S.A.

For Canadian matters
Blake, Cassels & Graydon LLP
855–2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, Alberta T2P 4J8, Canada

Transfer Agents
For Gran Tierra Energy Inc.
Computershare—USA
350 Indiana Street, Suite 800, Golden, Colorado 80401, USA
800.962.4284

For Gran Tierra Exchangeco Inc.
Computershare—Canada
600, 530–8th Avenue SW, Calgary, Alberta T2P 3S8, Canada
800.736.1755

Exchangeable Shares
Olympia Trust Company
2300, 125–9 Avenue SE, Calgary, AlbertaT2G0P6
phone: 403·261·0900 fax: 403·265·1455
toll free: 1·800·727·4493

Stock Exchange Listing
TSX: GTE & NYSE AMEX:GTE

Investor Relations
Jason Crumley
Director, Investor Relations
300, 625 11 Avenue S.W. Calgary, Alberta, Canada, T2R 0E1
403·265·3221 info@grantierra.com

Independent Accountants
Deloitte and Touche LLP
3000, 700 Second Street SW
Calgary, Alberta T2P 0S7, Canada

Annual General Meeting
The 2009 annual meeting of Shareholders
will be held on June 16, 2010 at 3:00 pm MDT at:

Calgary Petroleum Club, Devonian Room
319 Fifth Avenue SW, Calgary, Alberta T2P 0L5, Canada

Material Requests
Gran Tierra Energy will supply a copy of the Form 10-K, including financial statements and schedules, without charge, upon receiving a written request for these materials. Please submit your requests to Jason Crumley by email at info@grantierra.com or by mail to:

300, 625 11 Avenue S.W, Calgary, Alberta, Canada, T2R 0E1

Gran Tierra Energy's filings are also available on a Website maintained by the Securities and Exchange Commission at www.sec.gov and on SEDAR at www.sedar.com.


Safe Haven
FOUNDATION

Glenbow Museum

Gran Tierra Energy is a proud supporter of the Safe Haven Foundation in Calgary and the Glenbow Museum. Visit www.safehavenfoundation.ca & www.glenbow.org

Design and production by Equicom, a TMX Group company.


GranTierra
energy inc.

300, 625 11 Avenue S.W.
Calgary, Alberta, Canada, T2R 0E1
Phone: 403-265-3221
Fax 403-265-3242

www.grantierra.com